Exhibit 99.7

EXPLANATORY NOTE

In contemplation of potential future filings with the United States Securities and Exchange Commission, Amaya Inc. (the “Corporation”) is refiling its 2014 Audited Consolidated Annual Financial Statements, dated March 30, 2015, as initially filed on March 31, 2015 (the “2014 Financial Statements”), solely to (i) revise the report of the Corporation’s independent auditor, Deloitte LLP (“Deloitte’s Report”), and “Note 2—Summary of Significant Accounting Policies—Basis of Presentation” to include “as issued by the International Accounting Standards Board” following each statement that the 2014 Financial Statements have been prepared in accordance with International Financial Reporting Standards and (ii) include, immediately following Deloitte’s Report, the report of the Corporation’s predecessor independent auditor, Richter LLP. Except as specifically provided in the immediately preceding sentence, the 2014 Financial Statements remain entirely unmodified, regardless of events that may have occurred subsequent to the initial filing date. This explanatory note does not form a part of, and is not incorporated by reference in, the 2014 Financial Statements.

ANNUAL FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2014

March 30, 2015

TABLE OF CONTENTS

INDEPENDENT AUDITORS’ REPORTS		1

CONSOLIDATED FINANCIAL STATEMENTS		3

Consolidated Statements of Financial Position		3

Consolidated Statements of Changes in Equity		4

Consolidated Statements of Earnings (Loss)		5

Consolidated Statements of Comprehensive Income		6

Consolidated Statements of Cash Flows		7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS		8

1.	Nature of business	8

2.	Summary of significant accounting policies	8

3.	Recent accounting pronouncements	19

4.	Investment tax credits receivable	21

5.	Receivable under finance lease	21

6.	Restricted cash	22

7.	Prepaid expenses and deposits	22

8.	Investments	23

9.	Assets and liabilities classified as held for sale	25

10.	Goodwill and intangible assets	25

11.	Property and equipment	27

12.	Income taxes	28

13.	Credit facility	29

14.	Other payables	30

15.	Provisions	30

16.	Customer deposits	31

17.	Long-term debt	31

18.	Commitments	36

19.	Contingent liabilities	36

20.	Share capital	36

21.	Reserves	39

22.	Financial instruments	43

23.	Fair value	45

24.	Capital management	46

25.	Geographic information	47

26.	Statement of cash-flows	47

27.	Related party transactions	47

28.	Revenues	48

29.	Segmented information	48

30.	Discontinued operations	49

31.	Business combinations	50

32.	Expenses classified by nature	54

33.	Net earnings per share	55

34.	Sale of WagerLogic Malta Holdings Ltd.	55

35.	Subsequent events	56

36.	Comparative information	56

INDEPENDENT AUDITOR’S REPORT

To the Shareholders and Board of Directors of Amaya Inc., formerly Amaya Gaming Group Inc.:

We have audited the accompanying consolidated financial statements of Amaya Inc. which comprise the consolidated statement of financial position as at December 31, 2014, and the consolidated statement of changes in equity, consolidated statement of earnings (loss), consolidated statement of comprehensive income and consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Amaya Inc. as at December 31, 2014, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matters

The consolidated financial statements of Amaya Inc. for the year ended December 31, 2013 (prior to adjustments described in Note 30) were audited by another auditor who expressed an unmodified opinion on those consolidated financial statements on March 31, 2014.

As part of our audit of the consolidated financial statements of Amaya Inc. for the year ended December 31, 2014 we also audited the adjustments described in Note 30, that were applied to retrospectively adjust the consolidated financial statements for the year ended December 31, 2013. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the consolidated financial statements of Amaya Inc. for the year ended December 31, 2013 other than with respect to the adjustments related to discontinued operations and, accordingly, we do not express an opinion or any other form of assurance on the consolidated financial statements for the year ended December 31, 2013 taken as a whole.

/s/ Deloitte LLP 1

March 30, 2015

Montréal, Québec

[1]	CPA auditor, CA, public accountancy permit No. A118581

Independent Auditor’s Report

TO THE SHAREHOLDERS OF AMAYA INC. (FORMERLY AMAYA GAMING GROUP INC.)

We have audited the accompanying consolidated financial statements of Amaya Inc. and its subsidiaries, which comprise the consolidated statement of financial position as at December 31, 2013 and the consolidated statements of earnings (loss), comprehensive income, changes in equity and cash flows for the year ended December 31, 2013, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Amaya Inc. and its subsidiaries as at December 31, 2013 and their financial performance and their cash flows for the year ended December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matters

As part of our audit of the consolidated financial statements of Amaya Inc. for the year ended December 31, 2013 we have not audited the adjustments described in Note 30, that were applied to retrospectively adjust the consolidated financial statements for the year ended December 31, 2013. We were not engaged to audit, review, or apply any procedures to the adjustments related to discontinued operations and, accordingly, we do not express an opinion or any other form of assurance on the adjustments related to discontinued operations reflected on the consolidated financial statements for the year ended December 31, 2013.

/s/ Richter LLP1

Chartered Professional Accountants

Montréal, Québec

March 31, 2014

[1]	CPA auditor, CA, public accountancy permit No. A112505

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31,	December 31,
	2014	2013
(Canadian dollars)	$000’s	$000’s
ASSETS
Current
Cash	425,453	93,640
Restricted cash (note 6)	112,530	—
Accounts receivable	159,076	47,460
Income tax receivable (note 12)	20,717	520
Inventories	10,217	7,595
Current maturity of receivable under finance lease (note 5)	699	4,865
Prepaid expenses and deposits (note 7)	36,947	4,174
Investments (note 8)	400,035	—
Assets classified as held for sale (note 9)	—	38,369
Promissory note (note 34)	3,783	—

	1,169,457	196,623

Restricted cash (note 6)	67,747	131
Prepaid expenses and deposits (note 7)	27,002	—
Investments (note 8)	12,519	10,582
Goodwill and intangible assets (note10)	5,718,051	163,037
Property and equipment (note 11)	94,811	40,521
Deferred development costs (net of accumulated amortization of $6,018,000; 2013 - $3,039,000)	14,054	3,818
Receivable under finance lease (note 5)	868	10,004
Investment tax credits receivable (note 4)	7,731	2,785
Deferred income taxes (note 12)	54,788	13,330

	7,167,028	440,831

LIABILITIES
Current
Accounts payable and accrued liabilities	178,990	27,477
Other payables (note 14)	212,691	1,132
Provisions (note 15)	46,479	3,685
Customer deposits (note 16)	600,966	4,453
Income tax payable	32,966	1,763
Current maturity of long-term debt (note 17)	11,451	2,388
Liabilities classified as held for sale (note 9)	—	4,638

	1,083,543	45,536

Other payables (note 14)	5,527	552
Deferred revenue	2,459	248
Long-term debt (note 17)	3,494,547	192,799
Provisions (note 15)	412,971	1,547
Deferred income taxes (note 12)	46,788	5,802

	5,045,835	246,484

Commitments and contingencies (note 18 and 19)
EQUITY
Share capital (note 20)	1,683,572	220,683
Reserves (note 21)	484,538	13,052
Retained Earnings (Deficit)	(46,917)	(39,388)

	2,121,193	194,347

	7,167,028	440,831

See accompanying notes

Approved and authorized for issue on behalf of the Board on March 30, 2015

(Signed) “Daniel Sebag”, Director	(Signed) “David Baazov”, Director
Daniel Sebag, CFO	David Baazov, CEO

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2014 and 2013

	Share Capital
				Convertible
		Common	Convertible	preferred		Retained
	Common	shares	preferred	shares		earnings	Total
	shares	Amount	shares	Amount	Reserves	(deficit)	Equity
(Canadian dollars)	Number	$000’s	Number	$000’s	$000’s	$000’s	$000’s
Balance – January 1, 2013	79,359,759	154,772	—	—	1,515	(10,708)	145,579

Net loss	—	—	—	—	—	(29,173)	(29,173)
Other comprehensive income	—	—	—	—	9,673	—	9,673

Total comprehensive income (loss)	—	—	—	—	9,673	(29,173)	(19,500)

Issue of warrants related to non-convertible subordinated debt, net of transaction costs	—	—	—	—	2,963	—	2,963
Issue of common shares in relation to exercised warrants	473,730	2,308	—	—	(397)	—	1,911
Issue of common shares in relation to exercised employee stock options	932,696	2,599	—	—	(798)	—	1,801
Share-based compensation	—	—	—	—	2,030	—	2,030
Issue of common shares in relation to conversion of convertible debentures	7,572,912	24,612	—	—	(493)	493	24,612
Issue of common shares in relations to private placement of equity, net of transaction costs	6,400,000	37,485	—	—	—	—	37,485
Share repurchase	(660,800)	(1,364)	—	—	(1,880)	—	(3,244)
Deferred income taxes in relation to transaction costs	—	271	—	—	439	—	710

Balance – December 31, 2013	94,078,297	220,683	—	—	13,052	(39,388)	194,347

Balance – January 1, 2014	94,078,297	220,683	—	—	13,052	(39,388)	194,347

Net earnings	—	—	—	—	—	(7,529)	(7,529)
Other comprehensive income	—	—	—	—	134,582	—	134,582

Total comprehensive income (loss)	—	—	—	—	134,582	(7,529)	127,053

Issue of common shares in relation to exercised warrants	3,132,860	57,770	—	—	(51,491)	—	6,279
Issue of common shares in relation to exercised employee stock options	649,159	3,204	—	—	(708)	—	2,496
Issue of equity component of mezzanine subordinated unsecured term loan, net of transaction costs	—	—	—	—	15,977	—	15,977
Issue of convertible preferred shares in relation to Rational Group Acquisition	—	—	1,139,356	795,875	—	—	795,875
Issue of common shares in relation to Rational Group Acquisition	34,984,025	677,987	—	—	—	—	677,987
Issue of common share purchase warrants	—	—	—	—	365,174	—	365,174
Transaction costs in relation to Rational Group Acquisition	—	(28,369)	—	(70,055)	—	—	(98,424)
Share-based compensation	—	—	—	—	6,237	—	6,237
Deferred income taxes in relation to transaction costs	—	8,258	—	18,219	1,715	—	28,192

Balance – December 31, 2014	132,844,341	939,533	1,139,356	744,039	484,538	(46,917)	2,121,193

See accompanying notes

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

	For the years ended
	December 31,
	2014	2013
(Canadian dollars)	$000’s	$000’s
Revenues (note 28)	688,222	145,892

Expenses
Selling (note 32)	101,493	13,728
General and administrative (note 32)	430,096	108,915
Financial (note 32)	98,568	20,530
Acquisition-related costs (note 32)	22,387	1,332

	652,544	144,505

Gain on sale of subsidiary (note 34)	19,562	—
Income from investments (note 8)	9,976	2,414

Net earnings from continuing operations before income taxes	65,216	3,801
Current income taxes (note 12)	8,642	9,995
Deferred income taxes (note 12)	(614)	(1,429)

Net earnings (loss) from continuing operations	57,188	(4,765)
Net loss from discontinued operations (net of tax) (note 30)	(64,717)	(24,408)

Net earnings (loss)	(7,529)	(29,173)

Basic earnings (loss) from continuing operations per common share (note 33)	$0.52	$(0.05)
Diluted earnings (loss) from continuing operations per common share (note 33)	$0.41	$(0.05)

Basic earnings (loss) per common share (note 33)	$(0.07)	$(0.33)
Diluted earnings (loss) per common share (note 33)	$(0.07)	$(0.33)

See accompanying notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the years ended
	December 31,
	2014	2013
(Canadian dollars)	$000’s	$000’s
Net earnings (loss)	(7,529)	(29,173)

Items that may be reclassified subsequently to net earnings
Unrealized gains (losses) on available-for-sale investments	23,164	—
Income tax benefit (expense)	(3,618)	—
Realized gains on available-for-sale investments reclassified to net earnings	(3,814)	—

	15,732	—

Unrealized gains (losses) on translation arising during the year	123,380	9,673
Realized gains on disposal of foreign subsidiaries reclassified to net earnings	(4,530)	—

	118,850	9,673

Other comprehensive income	134,582	9,673

Total comprehensive income (loss)	127,053	(19,500)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended
	December 31,
	2014	2013
(Canadian dollars)	$000’s	$000’s
Operating activities
Net earnings (loss)	(7,529)	(29,173)
Interest accretion	27,133	8,287
Unrealised loss (gain) on foreign exchange	1,896	(2,474)
Depreciation of property and equipment	18,998	12,734
Amortization of intangible assets	76,340	19,361
Amortization of deferred development costs	2,978	1,725
Stock-based compensation	6,237	2,030
Finance lease	7,370	(9,303)
Loss on discontinued operation, net of tax	36,419	—
Gain on sale of subsidiary (note 34)	(19,562)	—
Impairment of property and equipment, intangible assets, and finance leases	15,167	2,493
Unrealized gain on marketable securities	(10,322)	—
Income tax expense recognised in net earnings	8,627	9,646
Interest expense	106,273	13,175
Other	(1,961)	1,170

	268,064	29,671
Changes in non-cash operating elements of working capital (note 26)	277	(13,111)
Interest paid	(76,609)	(13,372)
Income taxes paid	(1,074)	(3,248)

	190,658	(60)

Financing activities
Proceeds from long term debt	3,152,060	193,337
Proceeds from convertible preferred share issuance	1,139,356	—
Proceeds from common share issuance	699,680	37,485
Issuance of capital stock in relation with exercised warrants	6,278	1,911
Issuance of capital stock in relation with exercised employee stock options	2,496	1,801
Repurchase of shares	—	(3,244)
Transaction costs relating to the issuance of long term debt	—	(2,331)
Transaction costs relating to convertible preferred share issuance	(70,056)	—
Transaction costs relating to common share issuance	(28,369)	—
Repayment of long-term debt	(8,534)	(114,114)

	4,892,911	114,845

Investing activities
Deferred development costs	(15,069)	(11,025)
Additions to property and equipment	(18,811)	(17,430)
Acquired intangible assets	(8,691)	(18,736)
Purchase of investments	(13,180)	(10,582)
Proceeds from sale of investments	8,326	—
Proceeds from sale of subsidiary (note 34)	52,500	—
Cash disposed of in discontinued operations	(3,277)	(1,367)
Minimum revenue guarantee (note 34)	(6,935)	—
Restricted cash	(180,151)	—
Acquisition of subsidiaries	(4,597,085)	—
Other	1,780	352

	(4,780,593)	(58,788)

Increase (Decrease) in cash	302,976	55,997
Cash – beginning of period	93,640	31,327
Unrealized foreign exchange difference on cash	28,837	6,316

Cash and restricted cash – end of period	425,453	93,640

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

Amaya Inc. (“Amaya” or the “Corporation”), formerly Amaya Gaming Group Inc., is a leading provider of technology-based products and services in the gaming industry. Amaya has two reportable segments, Business-to-Consumer (“B2C”) and Business-to-Business (“B2B”). For the year ended December 31, 2014, B2C consisted of Rational Group, while B2B consisted of Amaya’s B2B interactive gaming solutions, land-based gaming solutions, and lottery solutions.

Amaya’s primary business is its B2C operations, which it acquired through the Rational Group Acquisition (now known as Amaya Group Holdings (IOM) Limited), parent company of Rational Group Ltd. on August 1, 2014 (the “Rational Group Acquisition”). Rational Group operates globally and conducts its principal activities from its headquarters in the Isle of Man. Rational Group owns and operates gaming and related businesses and brands including, among others, PokerStars, Full Tilt, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. Amaya’s B2B operation is engaged in the design, development, manufacturing, distribution, sale and service of technology-based gaming solutions for the regulated gaming industry worldwide, primarily to land-based and online gaming operators and government bodies.

Amaya’s registered head office is located at 7600 Trans-Canada Highway, Montréal, Québec, Canada, H9R 1C8 and is listed on the Toronto Stock Exchange (“TSX”) under the symbol “AYA”.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Corporation’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB” and, the International Financial Reporting Standards as issued by the IASB, “IFRS”).

Principles of Consolidation

A subsidiary is an entity controlled by the Corporation. As such, the Corporation is exposed, or has rights, to variable returns from its involvement with such entity and has the ability to affect those returns through its current ability to direct such entity’s relevant activities (i.e., power over the investee).

The existence and effect of substantive potential voting rights that the Corporation has the practical ability to exercise (i.e., substantive rights) are considered when assessing whether the Corporation controls another entity.

The Corporation’s consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries. With consolidation, all inter-entity transactions and balances have been eliminated.

Upon the loss of control of a subsidiary, the Corporation’s profit or loss on disposal is calculated as the difference between (i) the fair value of the consideration received and of any investment retained in the former subsidiary and (ii) the previous carrying amount of the assets (including any goodwill) and liabilities of the subsidiary and any non-controlling interests.

Discontinued Operations and Assets Held for Sale

Non-current assets held for sale

A non-current asset (or disposal group) held for sale represents an asset whose carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the sale must be highly probable and the non-current asset (or disposal group) must be available for immediate sale in its present condition. The appropriate level of management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from its classification. Disposal groups and non-current assets held for sale are included in the consolidated statements of financial position at fair value less costs to sell, if such amount is lower than the previous carrying amount. Once an asset is classified as held for sale or included in a group of assets held for sale, no further depreciation or amortization is recorded.

Discontinued operations

These are either separate major lines of business or geographical operations that have been sold or classified as held for sale. When held for use, discontinued operations were a cash-generating unit or a group of cash-generating units. They comprise operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Their results are presented separately in the statements of earnings on a comparative basis.

Revenue Recognition

Revenue is recognized when all the following criteria are met:

•	the Corporation has transferred to the buyer the significant risks and rewards;

•	the amount of revenue can be reliably measured;

•	it is probable that the economic benefits associated with the transaction will flow to the Corporation; and

•	the costs incurred or to be incurred in respect of the transaction can be reliably measured.

In addition to the aforementioned general policies, the following are the specific revenue recognition policies for each major category of revenue:

B2C Revenue

Revenue from the B2C operations consists primarily of online poker gaming revenue and is recognized when it is probable that the economic benefits will flow to the Corporation and the amount of revenue can be measured reliably. Revenue is recognized in the accounting periods in which the transactions occurred after deduction of certain offsets, such as promotional bonuses and Frequent player points granted to customers, and is measured at the fair value of the consideration received or receivable.

Online poker gaming revenue represents the commission charged from each poker hand in ring games and entry fees for participation in poker tournaments. In poker tournaments, entry fee revenue is recognized when the tournament has concluded.

The B2C operations operate loyalty programs for its customers that award customer loyalty points based on amounts wagered. Management estimates the value of this liability using relevant historical information about the likelihood and magnitude of an outflow of resources.

B2B Revenue

Multiple-element revenue arrangements

Certain contracts of the Corporation include license fees, training, installation, consulting, maintenance, product support services and periodic upgrades.

Where such agreements exist, the amount of revenue allocated to each element is based upon the relative fair values of the various elements. The fair values of each element are determined based on the current market price of each of the elements when sold separately. Revenue is only recognized when, in Management’s judgment, the significant risks and rewards of ownership have been transferred or when the obligation has been fulfilled.

Product sales

Revenue from product sales is recognized when the product is shipped to the customer and when there are no unfulfilled obligations of the Corporation that affect the customer’s final acceptance of the product pursuant to the arrangement. Any cost of warranties and remaining obligations that are inconsequential or perfunctory are accrued when the corresponding revenue is recognized.

Participation leases and arrangements

In contracts that stipulate profit sharing arrangements, revenues are earned based on revenue splits established in the contracts and can vary depending on the contracts. Revenues are recognized when performance has been achieved and collectability is reasonably assured.

Software licensing

Typically, license fees, including fees from master license agreements, most of which are contingent upon the licensee’s customer usage, are calculated as a percentage of each licensee’s level of activity. The percentage is as established in the contract and can vary depending on the particular contract and the terms thereof. The license fees are recognized on an accrual basis as earned.

Lease revenues

In the course of its normal business, the Corporation enters into lease agreements for its gaming equipment.

Assets subject to finance leases are initially recognized at an amount equal to the net investment in the lease, which is the fair value of the asset, or, if lower, the present value of the minimum lease payments. Leases revenues are recognized on the same basis as revenues from product sales. Finance income is subsequently recognized over the term of the applicable leases based on the effective interest rate method. Finance income is grouped with the revenues, in the statements of comprehensive income (loss).

Assets under operating leases are included in property and equipment. Lease income from operating leases is recognized on a straight-line basis over the term of the lease and is included in revenues in the statements of comprehensive income (loss).

Translation of Foreign Operations and Foreign Currency Transactions

Functional and presentation currency

IFRS requires entities to consider primary and secondary indicators when determining the functional currency. Primary indicators are closely linked to the primary economic environment in which the entity operates and are given more weight. Secondary indicators provide supporting evidence to determine an entity’s functional currency. Once the functional currency of an entity is determined, it should be used consistently, unless significant changes in economic factors, events and conditions indicate that the functional currency has changed.

A change in functional currency is accounted for prospectively from the date of the change by translating all items into the new functional currency using the exchange rate at the date of the change.

Based on an analysis of the primary and secondary indicators, the functional currency of each of the Corporation and its entities have been determined. The Corporation’s consolidated financial statements are presented in Canadian dollars.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statements of net earnings (loss).

Group companies

Each foreign operation determines its own functional currency and items included in the financial statements of each foreign operation are measured using that functional currency.

The results and financial position of the Corporation’s entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each statement of financial position presented are translated at the closing exchange rate on the date of that statement of financial position;

(ii)	income and expenses for each statement of net earnings (loss) and statement of other comprehensive income are translated at average exchange rates (unless such average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates at issue, in which case income and expenses are translated at the exchange rate on the dates of such transactions); and

(iii)	all resulting exchange rate differences are recognized in other comprehensive income (loss) and are transferred to net earnings as part of gain (loss) on the disposal of subsidiaries.

The following functional currencies are referred to herein:

Currency Symbol	Currency Description
CAD	Canadian Dollar
USD	United States Dollar
EUR	European Euro
GBP	Great Britain Pound Sterling

Business Combination

Business combinations are accounted for using the acquisition method. Under this method, the identifiable assets acquired and liabilities assumed, including contingent liabilities, are recognized, regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. On initial recognition, the assets and liabilities of the acquired entity are included in the consolidated statements of financial position at their respective fair values. Goodwill is recorded based on the excess of the fair value of the consideration transferred over the fair value of the Corporation’s interest in the acquiree’s net identifiable assets on the date of the acquisition. Any excess of the identifiable net assets over the consideration transferred is immediately recognized in net earnings.

The consideration transferred by the Corporation to acquire control of an entity is calculated as the sum of the acquisition-date fair values of the assets transferred, liabilities incurred and equity interests issued by the Corporation, including the fair value of all the assets and liabilities resulting from a deferred payment arrangement. Acquisition related costs are expensed as incurred.

Operating Segments

Amaya has two reportable segments, its B2C segment and B2B segment. In the year ended December 31, 2014, the B2C segment consisted of Rational Group, while the B2B segment consisted of Amaya’s B2B interactive, land-based and lottery gaming solutions.

Amaya’s primary business is currently its B2C operations which were acquired on August 1, 2014 through the Rational Group Acquisition. The Corporation’s operating segments are organized around the markets they serve (i.e., B2C and B2B) and are reported in a manner consistent with the internal reporting provided to the Corporation’s Chairman and Chief Executive Officer, who serves as the Corporation’s chief operating decision-maker. An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses relating to transactions with other components of the Corporation.

Financial Instruments

Financial assets

Financial assets are initially recognized at fair value and are classified either as “fair value through profit or loss”; “available-for-sale”; “held-to-maturity”; or “loans and receivables”. The classification depends on the purpose for which the financial instruments were acquired and their respective characteristics. Except in very limited circumstances, the classification may not be changed subsequent to initial recognition.

Fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held-for-trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or otherwise as determined by Management. Financial assets classified at fair value through profit or loss are measured at fair value, with the realized and unrealized changes in fair value recognized each reporting period in profit or loss.

Available-for-sale

Available-for-sale assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. Such assets are included in other non-current financial assets unless Management intends to dispose of them within twelve months of the date of the consolidated statements of financial position. Financial assets classified as available-for-sale are carried at fair value with changes in fair value recorded in other comprehensive income (loss). Interest on available-for-sale assets is calculated using the effective interest rate method and is recognized in profit or loss. When a decline in fair value is determined to be “other-than-temporary”, the cumulative loss included in accumulated other comprehensive income (loss) is removed as such and then recognized in the profit or loss. Gains and losses realized on the disposal of available-for-sale assets are recognized in profit or loss. The Corporation has current and non-current investments classified as available-for-sale (see note 8).

Held-to-maturity and loans and receivables

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity dates for which an entity has the intention and ability to hold until maturity. Loans and receivables are non-derivative financial assets with fixed or determinable payments but which are not quoted in an active market. All such assets with maturities equal to or less than 12 months from the date of the consolidated statements of financial position are classified as current assets, while those with maturities greater than twelve months from such date are classified as non-current assets. Financial instruments classified as held-to-maturity and loans and receivables are initially recorded at fair value and subsequently measured at amortized cost using the effective interest method. None of the Corporation’s financial assets are held-to-maturity. Cash, restricted cash, receivables under finance leases, accounts receivable and promissory notes are classified as loans and receivables.

Impairment

At the end of each reporting period, the Corporation assesses whether a financial asset or a group of financial assets, other than those classified as fair value through profit or loss, is impaired. If there is objective evidence that impairment exists, the loss is recognized in profit or loss. The impairment loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

Financial liabilities

Financial liabilities are classified as either “financial liabilities at fair value through profit or loss”, or “other financial liabilities”. Financial liabilities are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method. The Corporation’s financial liabilities are classified as other liabilities.

Transaction costs

Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities that are classified as “through profit or loss”) are added to or deducted, as applicable, from the fair value of the financial instrument on initial recognition. These costs are expensed to financial expenses on the consolidated statements of earnings (loss) over the term of the related financial asset or financial liability using the effective interest method. When a debt facility is retired by the Corporation, any remaining balance of related debt transaction costs is expensed to financial expenses on the consolidated statements of earnings (loss) in the period that the debt facility is retired. Transaction costs related to financial instruments at fair value through profit or loss are expensed when incurred.

Compound financial instruments

Debt and equity instruments issued by the Corporation and its subsidiaries are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. The Corporation has issued, and in the future may issue, compound financial instruments comprising both financial liability and equity components. The financial liability component is initially recognized at the fair value of a similar liability. The proceeds are then allocated between the financial liability and the equity components using the residual method. Any directly attributable transaction costs are allocated to the financial liability and equity components in proportion to their initial carrying amounts. The financial liability component of a compound financial instrument is subsequently re-measured at amortized cost using the effective interest method. The equity components are not re-measured subsequent to their initial recognition.

Embedded derivatives

Derivatives may be embedded in other financial and non-financial instruments (the “host instrument”). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative and the combined instrument (i.e., the embedded derivative plus the host instrument) is not held-for-trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in the consolidated statements of earnings (loss).

Determination of fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring the fair value of an asset or a liability, the Corporation uses market observable data to the extent possible. If the fair value of an asset or a liability is not directly observable, it is estimated by the Corporation using valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs (e.g., by the use of the market comparable approach that reflects recent transaction prices for similar items, discounted cash flow analysis, or option pricing models refined to reflect the issuer’s specific circumstances). Inputs used are consistent with the characteristics of the asset or liability that market participants would take into account.

For the Corporation’s financial instruments which are recognized in the statements of financial position at fair value, the fair value measurements are categorized based on the lowest level input that is significant to the fair value measurement in its entirety and the degree to which the inputs are observable. The significance levels are classified as follows in the fair value hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Transfers between levels of the fair value hierarchy are recognized by the Corporation at the end of the reporting period during which the transfer occurred.

Inventory Valuation

Inventories are priced at the lower of cost and net realizable value. Cost is determined on a weighted average basis. The cost of inventories comprises all costs of purchase and other costs incurred in delivering the inventory to its present location and condition. Raw materials and purchased finished goods are valued at purchase cost. Net realizable value represents the estimated selling price for inventory less all estimated costs necessary to make the sale.

Prepaid Expenses and Deposits

Prepaid expenses and deposits consist of amounts paid in advance or deposits made for which the Corporation will receive goods or services.

Property and Equipment

Property and equipment which have finite lives are recorded at cost less accumulated depreciation and impairment losses. Depreciation is expensed from the month the particular asset is available for use over the estimated useful life of such asset at the following rates, which in each case are intended to reduce the carrying value of the asset to the estimated residual value:

Revenue-producing assets	Declining balance	20%
Furniture and fixtures	Declining balance	20%
Computer equipment	Declining balance	20%
Building	Straight-line	25 years

Intangible Assets

Software technology	Straight-line	5 years
Customer relationships	Straight-line	15 years
Brands	N/A	Indefinite useful life

The depreciation method, useful life and residual values are assessed annually and the assets are tested for impairment, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Upon retirement or disposal, the cost of the asset disposed of and the related accumulated amortization and depreciation are removed from the accounts and any gain or loss is reflected in net earnings. Expenditures for repairs and maintenance are expensed as incurred.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business acquisition. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is tested for impairment at least annually, or more frequently if circumstances such as significant declines in expected sales, net earnings or cash flows indicate that that the cash-generating unit(s) to which goodwill is allocated might be impaired.

Impairment of Non-Current Assets

At the end of each reporting period, the carrying amounts of property and equipment and intangible assets with finite useful lives are assessed to determine if there is any evidence that an asset is impaired. If there is such evidence, the recoverable amount of the cash-generating unit to which the asset or intangible asset with a definite useful life is allocated is estimated.

The recoverable amount of an asset or a cash generating unit is the higher of value-in-use and fair value less costs of disposal.

Assets are grouped into the smallest group of assets that generate cash inflows through continued use that are largely independent of the cash inflows from other assets or groups of assets (“cash-generating unit” or “CGU”). For the impairment test of goodwill, goodwill has been allocated to two groups of CGUs. The level at which the impairment is tested represents the lowest level at which Management monitors goodwill for internal Management purposes in accordance with its operating segments. Goodwill acquired in a business combination is allocated to the group of CGUs that is expected to benefit from synergies of the related business combination.

The Corporation’s corporate assets do not generate separate cash flows. If there is evidence that a corporate asset is impaired, the recoverable amount is determined for the CGU to which the corporate asset is allocated. Impairments are recorded when the carrying amount of an asset or its CGU is higher than its recoverable amount. Impairment charges are recognized in net earnings.

Impairment losses recognized for a CGU (or group of CGUs) first reduce the carrying amount of any goodwill allocated to that CGU and then reduce the carrying amounts of the other assets of the CGU (or group of CGUs) pro rata on the basis of the carrying amount of each asset in the CGU (or group of CGUs).

An impairment loss recognized for goodwill may not be reversed. On each reporting date, the Corporation assesses if there is an indication that impairment losses recognized in previous periods for other assets have decreased or no longer exist. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. The increased carrying amount of an asset attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized.

Research and Development

Research and development costs are expensed except in cases where development costs meet certain identifiable criteria for deferral. Development costs, which have probable future economic benefits, can be clearly defined and measured, and are incurred for the development of new products or technologies, are capitalized. These development costs net of related research and development investment tax credits are not amortized until the products or technologies are commercialized, at which time, they are amortized over the estimated life of the commercial production of such products or technologies.

The amortization method and the life of the commercial production are assessed annually and the assets are tested for impairment whenever there’s an indication that an asset might be impaired.

The Corporation claims research and development investment tax credits as a result of incurring scientific research and experimental development expenditures. Research and development investment tax credits are recognized when the related expenditures are incurred and there is reasonable assurance of their realization. Investment tax credits are accounted for by the cost reduction method whereby the amounts of tax credits are applied as a reduction of the expense or deferred development costs.

Taxation

Income tax expense represents the sum of current and deferred taxes. Current and deferred taxes are recognized in net earnings, except to the extent it relates to items recognized in other comprehensive income (loss) or directly in equity.

Current tax

The tax currently payable is based on taxable income for the year. Taxable income differs from earnings as reported in the consolidated statements of earnings (loss) because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Corporation’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the particular reporting period.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the Corporation’s consolidated financial statements and the corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable income will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting earnings.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments and interests in subsidiaries and associates, except where the Corporation is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of any such asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, in each case based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Corporation expects, at the end of the particular reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Corporation intends to settle its current tax assets and liabilities on a net basis.

Stock-based Compensation

The Corporation has one share option plan and accounts for grants under this plan in accordance with the fair value-based method of accounting for stock-based compensation. Compensation expense for equity settled stock options awarded to employees under the plan is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized using the graded vesting method over the vesting period of the options granted. Compensation expense recognized is adjusted to reflect the number of options that has been estimated by Management for which conditions attaching to service will be fulfilled as of the grant date until the vesting date so that the recognized expense corresponds to the options that have actually vested. The compensation expense credit is attributed to contributed surplus when the expense is recognized in profit or loss. When options are exercised or shares are purchased, any consideration received from employees as well as the related compensation cost recorded as contributed surplus are credited to share capital.

Non-employee equity-settled share-based payments are measured at the fair value of the goods and services received, except where that fair value cannot be estimated reliably. If the fair value cannot be measured reliably, non-employee equity-settled share-based payments are measured at the fair value of the equity instrument granted as measured at the date the entity obtains the goods or the counterparty renders the service. The Corporation subsequently re-measures non-employee equity-settled share-based payments at each vesting period and settlement date with any changes in fair value recognized in profit or loss. Stock-based compensation expense is recognized over the contract life of the options or the option settlement date, whichever is earlier.

Leases

The determination of whether an arrangement is or contains a lease is based on the substance of such arrangement and requires an assessment of whether there is a conveyance of a right to use the asset subject to the arrangement. When substantially all risks and rewards of ownership are transferred from the lessor to the lessee, lease transactions are accounted for as finance leases. All other leases are accounted for as operating leases.

Corporation is the lessee

Leases of assets classified as finance leases are presented in the consolidated statements of financial position according to their nature. The interest element of the lease payment is recognized over the term of the lease based on the effective interest rate method and is included in financial expense in the consolidated statements of earnings (loss).

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease.

Provisions

Provisions represent liabilities of the Corporation for which the amount or timing of payment is uncertain. Provisions are recognized when the Corporation has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at the present value of the expected expenditures required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in provisions due to the passage of time is recognized in financial expenses on the consolidated statements of earnings (loss).

Provision for jackpot

Several of the Corporation’s licensees participate in progressive jackpot games. Each time a progressive jackpot game is played, a portion of the amount wagered by the player is contributed to the jackpot for that specific game or group of games. Once a jackpot is won, the progressive jackpot is reset with a predetermined base amount. The Corporation maintains a provision for the reset for each jackpot and the progressive element added as the jackpot game is played. The provision for jackpots at the reporting date is included in provisions (see note 15). The Corporation believes that its provisions are sufficient to cover the full amount of any required payout.

Contingent consideration

The acquisition-date fair value of any contingent consideration is recognized as part of the consideration transferred by the Corporation in exchange for the acquiree. Changes in the fair value of contingent consideration that result from additional information obtained during the measurement period (i.e., a maximum of one year from the acquisition date) about facts and circumstances that existed at the acquisition date are adjusted retrospectively against goodwill. The adjustment is recognized in the consolidated statements of earnings (loss) in accordance with the requirements for changes in assets or liabilities of the same nature.

Provision for minimum revenue guarantee

A provision for minimum revenue guarantee is recognized pursuant to an agreement with the vendor in the sale of Wagerlogic Ltd and Ongame Networks Ltd. The Corporation recognizes the best estimate of the amount that would be required to settle this obligation and the estimate is based on information that produces a range of amounts.

Royalties

The Corporation licenses various royalty rights from several owners of intellectual property rights. Generally, these arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepayments in the consolidated statements of financial position. These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount. The amortization of these amounts is recorded as royalty expense within selling expenses on the consolidated statements of earnings (loss).

The Corporation regularly reviews its estimates of future revenues under its license arrangements.

Critical Accounting Estimates and Judgments

The preparation of the Corporation’s consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that can have a significant effect on the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.

Estimates and judgments are significant when:

•	the outcome is highly uncertain at the time the estimates are made; or

•	different estimates or judgments could reasonably have been used that would have had a material impact on the consolidated financial statements.

The consolidated financial statements include estimates based on currently available information and Management’s judgment as to the outcome of future conditions and circumstances. Management uses historical experience, general economic conditions and trends, as well as assumptions regarding probable future outcomes as the basis for determining estimates.

Estimates and their underlying assumptions are reviewed on a regular basis and the effects of any changes are recognized immediately. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the consolidated financial statements and actual results could differ from the estimates and assumptions.

Set forth below are descriptions of items that require Management’s most critical estimates and judgments.

Estimates

Fair value assessments on business combinations

The recognition of business combinations requires the excess of the purchase price of acquisitions over the net book value of net assets acquired to be allocated to the assets acquired and liabilities assumed of the acquiree. The Corporation makes judgements and estimates in relation to the determination of the fair value of the identifiable net assets acquired, namely the intangible assets. The excess is assigned to goodwill.

Contingent consideration

The Corporation re-evaluates the fair value of the contingent consideration, including an “earn out”, on its business acquisitions at the end of each reporting period. Significant estimates are required to determine the fair value of the contingent consideration. The Corporation considers the key inputs of the particular arrangement and market participant assumptions when developing the projected cash flows that are used to determine the fair value of the contingent consideration. This includes the need to estimate the likelihood and timing of achieving the relevant milestones of the “earn out”. The Corporation exercises judgment when applying a probability assessment for each of the potential outcomes. In addition, the Corporation must consider the time value of money. In determining the discount rate applied to the estimated cash outflows, the Corporation considers the risks inherent to the contingent agreement such as projection risks, credit risks and liquidity risks.

Compound financial instruments

The Corporation has issued, and in the future may issue, compound financial instruments comprising both financial liability and equity components. The financial liability component is initially recognized at the fair value of a similar liability. The proceeds are then allocated between the financial liability and the equity components using the residual method. Significant estimates are made in determining the fair value of the financial liability component. To do so, Management determines the expected cash outflows that market participants would expect to incur in fulfilling the respective obligations. Then, Management estimates a market interest rate based on interest rates for a similar financial liability that does not have an equity conversion option. This market interest rate is used to discount the financial liability component. Actual cash outflows and interest rates may be different from estimates and may have an impact on the allocation of the proceeds to the financial liability and equity components.

Stock-based compensation and warrants

The Corporation estimates the expense related to stock-based compensation and the value of warrants using the Black-Scholes valuation model. This model takes into account Management’s best estimate of the exercise price of the stock option or warrant, an estimate of the expected life of the option or warrant, the current price of the underlying stock, an estimate of the stock’s or warrant’s volatility, an estimate of future dividends on the underlying stock, the risk-free rate of return expected for an instrument with a term equal to the expected life of the option or warrant, and the expected forfeiture rate of stock options granted (see note 20).

Income taxes

Deferred tax assets and liabilities are due to temporary differences between the carrying amount for accounting purposes and the tax basis of certain assets and liabilities, as well as undeducted tax losses. Estimation is required for the timing of the reversal of these temporary differences and the applicable tax rate. The carrying amounts of assets and liabilities are based on amounts recorded in the consolidated financial statements and are subject to the accounting estimates inherent in those balances. The tax basis of assets and liabilities and the amount of undeducted tax losses are based on the applicable income tax legislation, regulations and interpretations. The timing of the reversal of the temporary differences and the timing of deduction of tax losses are based on estimations of the Corporation’s future financial results.

The Corporation recognizes an income tax expense in each of the jurisdictions in which it operates. However, actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occur subsequent to the issuance of the financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income.

Such assessment is based upon enacted or substantively enacted tax laws and estimates of future taxable income. To the extent estimates differ from the actual amounts determined when preparing the final tax returns, earnings would be affected in a subsequent period.

Changes in the expected operating results, enacted tax rates, legislation or regulations, and the Corporation’s interpretations of the same, will result in adjustments to the expectations of future timing difference reversals and may require material deferred tax adjustments. To the extent that forecasts differ from actual results, adjustments are recognized in subsequent reporting periods.

Judgments

Useful lives of long-lived assets

Judgment is used to estimate each component of an asset’s useful life and is based on an analysis of all pertinent factors including, but not limited to, the expected use of the asset and, in the case of an intangible asset, contractual provisions that enable the renewal or extension of the asset’s legal or contractual life without substantial cost, as well as renewal history. Incorrect estimates of useful lives could result in an increase or decrease in the annual amortization expense and future impairment charges.

Functional currency

The Corporation’s worldwide operations expose the Corporation to transactions denominated in a number of different currencies, which are required to be translated into one currency for consolidated financial statement reporting purposes. The Corporation’s foreign currency translation policy is designed to reflect the economic exposure of the Corporation’s operations to various currencies.

The Corporation’s foreign operations (including subsidiaries, joint ventures, associates and branches) based mainly outside Canada may have different functional currencies. The functional currency of an operation is the currency of the primary economic environment to which it is exposed. In other to determine the functional currency, Management will first consider the currency that influences sales prices of the goods and services provided by the operations and the currency that influences the costs incurred by the operations. Then, if based on these two primary factors, the functional currency is not obvious, Management will examine secondary factors such as the currency in which funds from financing are obtained, the currency in which cash receipts are retained and the levels of interactions with the parent company. In determining the functional currency of an operation, Management uses its judgement to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

3. RECENT ACCOUNTING PRONOUNCEMENTS

Changes in Accounting Policies Adopted

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

Effective for annual periods beginning on or after January 1, 2014, on a retrospective basis. The adoption of this standard did not have a material impact on the financial position and results of the Corporation.

Recoverable Amount Disclosures for Non-Financial Assets: Amendments to IAS 36

The IASB has published Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36). These narrow-scope amendments to IAS 36, Impairment of Assets, address the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.

The amendments are to be applied retrospectively for annual periods beginning on or after January 1, 2014. The adoption of this standard did not have an impact on the disclosures presented in these consolidated financial statements.

Novation of Derivatives and Continuation of Hedge Accounting: Amendments to IAS 39

The amendments to IAS 39 provide relief from the requirement to discontinue hedge accounting when a derivative designated as a hedge instrument is novated under certain circumstances. The amendments also clarify that any change to the fair value of the derivative designated as a hedging instrument arising from the novation should be included in the assessment and measurement of hedge effectiveness. The amendments required retrospective application. The adoption of this standard did not have a material impact on the financial position and results of the Corporation.

Levies: Amendments to IFRIC 21

IFRIC 21 addresses the issue of when to recognize a liability to pay a levy. The interpretation defines a “levy” and specifies that the obligation event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by legislation. The interpretation provides guidance on how different levy arrangements should be accounted for, in particular, it clarifies that neither economic compulsion nor the going concern basis of financial statements preparation implies that an entity has a present obligation to pay a levy that will be triggered by operating in a future period. IFRIC 21 requires retrospective application. The adoption of this standard did not have a material impact on the financial position and results of the Corporation.

New Accounting Pronouncements – Not Yet Effective

IFRS 9, Financial Instruments

The IASB issued IFRS 9 relating to the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (i.e., its business model) and the contractual cash flow characteristics of such financial assets.

IFRS 9 also includes a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting.

An entity shall apply IFRS 9 retrospectively for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Corporation is currently evaluating the impact of applying this standard.

IFRS 15, Revenues from Contracts with Customers

The Financial Accounting Standards Board and IASB have issued converged standards on revenue recognition. This new IFRS 15 affects any entity using IFRS that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets, in each case, unless those contracts are within the scope of other standards. This IFRS will supersede the revenue recognition requirements in IAS 18 and most industry-specific guidance.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

An entity shall apply IFRS 15 for annual reporting periods beginning on or after January 1, 2017. Earlier application is permitted. The Corporation is currently evaluating the impact of applying this standard.

4. INVESTMENT TAX CREDITS RECEIVABLE

	December 31, 2014 $000’s	December 31, 2013 $000’s
Research and development investment tax credits
2009	1,363	1,363
2010	128	128
2011	340	217
2012	607	160
2013	928	917
2014	4,365	—

	7,731	2,785

5. RECEIVABLE UNDER FINANCE LEASE

The Corporation’s receivable under finance lease includes the following:

	December 31, 2014 $000’s	December 31, 2013 $000’s
Total minimum lease payments receivable	1,717	18,604
Unearned finance income	(150)	(3,735)

	1,567	14,869
Current maturity of receivable under finance lease	699	4,865

	868	10,004

Finance income from finance leases recognized in revenue for the year ended December 31, 2014 amounted to $739,000 (2013 – $642,000).

The present value of minimum lease payments receivable, unearned finance income and future minimum lease payments receivable under the finance leases are as follows:

	Present
	Value of		Future
	Minimum		Minimum
	Lease	Unearned	Lease
	Payments	Finance	Payments
	Receivable	Income	Receivable
	$000’s	$000’s	$000’s
2015	699	105	804
2016	745	42	787
2017	123	3	126

	1,567	150	1,717

6. RESTRICTED CASH

Restricted cash held by the Corporation is comprised of the following components:

	December 31, 2014 $000’s	December 31, 2013 $000’s
Amount owing to the DOJ* payable August 2015	112,530	—
Guarantees in connection with licenses held	11,572	—
Funds in excess of working capital requirements set aside for deferred payment **	56,049	—
Other	126	131

Restricted cash – total	180,277	131
Restricted cash – current portion	(112,530)	—

Restricted cash – long term portion	67,747	131

*	This is the last payment related to a settlement PokerStars reached with the U.S. Department of Justice (DOJ) Southern District of New York, announced in July 2012. As part of the settlement agreement, PokerStars also acquired the assets of its primary competitor at the time, Full Tilt Poker, and committed to the full reimbursement of Full Tilt Poker customers inside and outside the United States.
**	The Purchase Price for the Rational Group Acquisition was comprised of a USD$4.5 billion payment made on closing of the transaction, as well as a deferred payment in the aggregate amount of US$400 million (see note 31), which, depending upon the occurrence or non-occurrence of certain conditions, may be subject to adjustment. Under the buyer credit agreement, the Corporation is required to deposit into a separate bank account an amount equal to 35% of the monthly excess cash flow, as defined under the agreement. The funds deposited into this account may be used solely for payment of the deferred payment and was invested in U.S. Dollar-denominated government bonds or bank deposits.

7. PREPAID EXPENSES AND DEPOSITS

	December 31,	December 31,
	2014	2013
	$000’s	$000’s
Prepaid royalties	12,827	315
Prepaid expenses	20,177	2,078
Vendor deposits	3,943	1,781

Total current portion of prepaid expenses and deposits	36,947	4,174
Prepaid royalties	25,591	—
Vendor deposits	1,411	—

Total non-current portion of prepaid expenses and deposits	27,002	—

Prepaid royalties includes prepaid revenue share paid to business partners. Prepaid expenses include prepayments for tradeshow expenses, marketing expenses, office rental expenses, general and administrative expenses, etc.

8. INVESTMENTS

The Corporation holds the following investments:

	December 31, 2014	December 31, 2013
	$000’s	$000’s
	Carrying value &	Carrying value &
	fair value	fair value
Funds- Available for sale	173,799	—
Bonds- Available for sale	122,528	—
Convertible debentures- Fair value through profit/loss[1]	19,358	3,850
Equity in quoted companies – Available for sale	84,350	5,400
Equity in private companies- Available for sale	10,391	—
Investments in associates	2,128	1,332

Total investments	412,554	10,582

Current portion	400,035	—

Non-current portion	12,519	10,582

[1]	A financial asset is designated as fair value through profit or loss on initial recognition if it is part of a contract containing one or more embedded derivatives and the entire contract is designated as such.

Investments relate primarily to player deposits held in accounts segregated from investments held for operational purposes.

There were no impairments taken on any investments of the Corporation.

The following table provides information about the carrying value of Bonds and Convertible debentures due over the current and non-current term:

	1 year or less	1 to 5 years	Greater than 5 years
	$000’s	$000’s	$000’s
Bonds	—	74,087	48,441
Convertible debentures	19,358	—	—

Total	19,358	74,087	48,441

The Corporation has recognized income from investments as follows:

				Equity in	Equity in
			Convertible	quoted	private
	Funds	Bonds	debentures	companies	companies	Associates	Total
December 31, 2014	$ooo’s	$ooo’s	$ooo’s	$ooo’s	$ooo’s	$ooo’s	$000’s
Investment income earned	—	—	—	—	—	(346)	(346)
Net realized gains	—	—	—	3,814	—	—	3,814
Unrealized gains	1,329	937	—	17,001	79	4	19,350
Changes in fair value through profit/loss	—	—	6,508	—	—	—	6,508

The Corporation recognized investment income of $2,414,000 during the year ended December 31 2013.

Investment income from Bonds and Convertible debentures includes interest income and premium and discount amortization. Income from Funds and Equity includes dividends and distributions.

(a) Convertible debentures – Fair value through profit or loss

During the year ended December 31, 2013 the Corporation acquired subscription receipts exchangeable into 1.35 million common shares and 353,000 common share purchase warrants of The Intertain Group Limited (TSX: IT) for a total cost of $5.4 million and 38,500 convertible debentures (TSX: IT.DB) which have a maturity date of December 31, 2018 and bear interest at 5.00% per annum for a total cost of $3.85 million. The debentures are convertible at the Corporation’s option into fully paid common shares of The Intertain Group Limited at any time prior to the maturity date at a conversion price of CAD$6.00 per common share. Each warrant is exchangeable into one common share at a price of CAD $5.00. The Corporation exercised all the warrants during the year.

During the year ended December 31, 2014, the Corporation also acquired a convertible debenture for a total cost of $10 million in NYX Gaming Group LTD which has a maturity date of November 17, 2017 and bears interest at 6.00% per annum. The Corporation assigned $1 million of the debenture to a third party. The debenture is convertible at the Corporation’s option into fully paid common shares of NYX Gaming Group LTD at any time prior to the maturity date at a conversion price of CAD$3.20 per common share.

Convertible
debentures
$000’s
At December 31, 2013	3,850
Acquisition	9,000
Unrealized gain on investment	6,508

Balance at December 31, 2014	19,358

(b) Subsidiaries

The composition of the Corporation at the end of the reporting period was as follows.

	Country of	Principal	Percentage of
Name of principal subsidiary	incorporation	business	ownership
Amaya Incorporated	Canada	Intermediate holding company	100%
Amaya Alberta Incorporated	Canada	B2B services	100%
Amaya International Limited	Malta	B2B services	100%
Cadillac Jack Incorporated	USA	B2B services	100%
Diamond Game Enterprises	USA	B2B services	100%
Cryptologic Incorporated	Guernsey	B2B services	100%
Cryptologic Holdings Limited	Malta	Intermediate holding company	100%
Amaya B.V.	Netherlands	Intermediate holding company	100%
Halfords Media (IOM) Limited	Isle of Man	Marketing services	100%
Halfords Media (UK) Limited	England	Various	100%
Naris Limited	Isle of Man	Treasury	100%
Amaya Group Holdings Limited	Isle of Man	Intermediate holding company	100%
Rational Entertainment Enterprises Limited	Isle of Man	B2C services	100%
Rational FT Enterprises Limited	Isle of Man	B2C services	100%
Rational FT Services Limited	Isle of Man	Various	100%
Amaya Group Limited	Isle of Man	Intermediate holding company	100%
Rational PS Holdings Limited	Isle of Man	Intermediate holding company	100%
Amaya Services Limited	Isle of Man	Various	100%
Worldwide Independent Trust Limited	Isle of Man	Treasury	100%
Mainsail Holdings Limited	Isle of Man	Property holding and management company	100%

9. ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

The following table is a summary of assets and liabilities classified as held for sale at December 31, 2013. The assets and liabilities below are related to the discontinued operations of Ongame Network Ltd (see Note 30) and the sale of WagerLogic Ltd (see Note 34), which were sold by the Corporation on November 24, 2014 and February 11 2014, respectively.

December 31,
2013
$000’s
Cash	1,367
Prepaid expenses and deposits	24
Goodwill and intangible assets	30,417
Deferred development costs	6,561

Assets classified as held for sale	38,369

Total
Accounts payable and accrued liabilities	154
Customer deposits	1,341
Deferred tax liability	3,143

Liabilities classified as held for sale	4,638

10. GOODWILL AND INTANGIBLE ASSETS

Cost

	Software	Customer
	Technology	Relationships	Brands	Goodwill	Other	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Balance – January 1, 2013	65,815	18,364	—	93,964	9,561	187,704
Additions	—	—	—	—	18,736	18,736
Disposals	—	—	—	—	(134)	(134)
Reclassification to held for sale	(8,686)	(2,141)	—	(21,246)	(1,009)	(33,082)
Translation	4,630	1,597	—	7,257	873	14,357

Balance – December 31, 2013	61,759	17,820	—	79,975	28,027	187,581

Additions	—	—	—	—	8,691	8,691
Additions through business combinations	125,569	1,560,542	530,187	3,081,720	4,572	5,302,590
Disposals and impairment	—	—	—	—	(11,846)	(11,846)
Discontinued operations	—	(9,161)	—	—	(2,048)	(11,209)
Translation	12,934	97,171	32,755	196,912	1,612	341,384

Balance – December 31, 2014	200,262	1,666,372	562,942	3,358,607	29,008	5,817,191

Accumulated Amortization and Impairments

	Software	Customer
	Technology	Relationships	Brands	Goodwill	Other	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Balance – January 1, 2013	3,928	364	—	—	2,679	6,971
Amortization	13,667	1,290	—	—	4,404	19,361
Disposals	—	—	—	—	(9)	(9)
Reclassification to held for sale	(1,988)	(218)	—	—	(459)	(2,665)
Translation	409	54	—	—	423	886

Balance – December 31, 2013	16,016	1,490	—	—	7,038	24,544

Amortization	23,737	45,737	—	—	6,866	76,340
Disposals	—	—	—	—	(3,955)	(3,955)
Discontinued operations	—	(1,254)	—	—	(1,001)	(2,255)
Translation	2,478	1,680	—	—	308	4,466

Balance – December 31, 2014	42,231	47,653	—	—	9,256	99,140

Carrying Amount

	Software	Customer
	Technology	Relationships	Brands	Goodwill	Other	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
At December 31, 2013	45,743	16,330	—	79,975	20,989	163,037
At December 31, 2014	158,031	1,618,719	562,942	3,358,607	19,752	5,718,051

A number of B2B-related intangible assets have been determined to be redundant to the Corporation’s core operations, its B2C operation. Impairment losses in the amount of $6,176,000 (2013 - $nil) were therefore recognized during the year ended December 31, 2014.

Goodwill and intangible assets are allocated to the following cash generating units (CGUs):

	December 31, 2014		December 31, 2013
	B2C	Other	B2C	Other
	000’s	000’s	000’s	000’s
Software Technology	119,932	38,099	—	45,743
Customer Relationships	1,605,845	12,874	—	16,330
Brands	562,942	—	—	—
Goodwill	3,252,315	106,292	—	79,975
Other	4,016	15,736	—	20,989

Impairment Testing

Annual impairment tests were carried out in connection with the preparation of the financial statements as at December 31, 2014 for the B2C operations and the Other CGUs. In each case, a recoverable amount has been determined based on fair value less costs of disposal methodologies.

The principal assumptions made in determining the fair value less costs of disposal of the B2C operations are as follows:

Management used the implied trading multiple of its net earnings from continuing operations before income taxes, income from investments, gain on sale of subsidiary, depreciation and amortization, financial expenses and acquisition-related costs (“Adjusted EBITDA”) estimated for the twelve months ending December 31, 2014 to determine the fair value less costs of disposal amount of the B2C operations. Key assumptions include the Corporation’s share price, a control premium, estimated costs of disposal and estimated Adjusted EBITDA for the twelve months ending December 31, 2014. The share price used in the valuation was determined using the volume weighted average price for the 20 days up to December 31, 2014. A control premium of 9.4% was used, based on market research of premiums implied in similar transactions. Costs of disposal were estimated at 1% of the fair value amount. Estimated Adjusted EBITDA was based on the actual Adjusted EBITDA for the five months ended December 31, 2014. Based on the key assumptions, the implied multiple of enterprise value to estimated Adjusted EBITDA for the last twelve months was 16x. The recoverable amount of the B2C operations was determined by applying the Corporation’s implied multiple of 16x to the estimated Adjusted EBITDA of the B2C operations.

Any reasonable possible change to these principal assumptions is unlikely to cause the CGU’s carrying value to exceed its recoverable amount. This fair value measurement is a level 3 measurement in the fair value hierarchy.

Based on the impairment tests performed, the recoverable amount of each CGU was in excess of its carrying amount and accordingly, there is no impairment of the carrying value of the goodwill or intangible assets with indefinite useful lives.

11. PROPERTY AND EQUIPMENT

Cost

	Revenue-Producing	Furniture and	Computer
	Assets	Fixtures	Equipment	Building	Total
	$000’s	$000’s	$000’s	$000’s	$000’s
Balance – January 1, 2013	29,376	6,527	6,783	—	42,686
Additions	14,203	758	2,469	—	17,430
Transfers to inventory	(2,104)	—	—	—	(2,104)
Disposals	(1,177)	(157)	(235)	—	(1,569)
Reclassifications and other	2,459	(2,378)	—	—	81
Translation	1,631	348	301	—	2,280

Balance – December 31, 2013	44,388	5,098	9,318	—	58,804

Additions through business combinations	5,426	8,861	11,619	31,905	57,811
Additions	12,498	2,959	3,354	—	18,811
Disposals	(2,307)	(1,261)	(2,240)	—	(5,808)
Reclassifications and other	(2,000)	65	558	—	(1,377)
Discontinued operations	—	(387)	(2,303)	—	(2,690)
Impairment	(4,791)	(829)	—	—	(5,620)
Translation	(302)	(876)	(588)	1,130	(636)

Balance – December 31, 2014	52,912	13,630	19,718	33,035	119,295

Accumulated Amortization and Impairments

	Revenue-Producing	Furniture and	Computer
	Assets	Fixtures	Equipment	Building	Total
	$000’s	$000’s	$000’s	$000’s	$000’s
Balance – January 1, 2013	3,606	1,188	1,218	—	6,012
Depreciation	9,794	1,085	1,855	—	12,734
Transfers to inventory	(663)	—	—	—	(663)
Disposals	(281)	(86)	—	—	(367)
Reclassifications and other	199	(118)	—	—	81
Impairment	361	—	—	—	361
Translation	52	89	(16)	—	125

Balance – December 31, 2013	13,068	2,158	3,057	—	18,283

Depreciation	12,865	1,720	3,835	578	18,998
Disposals	(1,470)	(862)	(2,142)	—	(4,474)
Reclassifications and other	(163)	(7)	—	—	(170)
Discontinued operations	—	(110)	(642)	—	(752)
Impairment	(2,793)	(488)	—	—	(3,281)
Translation	(1,943)	(1,091)	(1,106)	20	(4,120)

Balance – December 31, 2014	19,564	1,320	3,002	598	24,484

Carrying Amount

		Furniture and	Computer
	Revenue-Producing Assets	Fixtures	Equipment	Building	Total
	$000’s	$000’s	$000’s	$000’s	$000’s
At December 31, 2013	31,320	2,940	6,261	—	40,521
At December 31, 2014	33,348	12,310	16,716	32,437	94,811

A number of B2B-related tangible assets have been determined to be redundant to the Corporation’s core operations, its B2C operation. Impairment losses in the amount of $2,339,000 (2013 - $361,000) were therefore recognized during the year ended December 31, 2014.

12. INCOME TAXES

Income taxes reported differ from the amount computed by applying the statutory rates to earnings before income taxes. The reasons are as follows:

	December 31,	December 31,
	2014	2013
	$000’s	$000’s
Statutory income taxes	17,543	5,623
Non-taxable income	(13,699)	(2,474)
Non-deductible expenses	9,223	7,392
Differences in effective income tax rates in foreign jurisdictions	(38,251)	(4,452)
Deferred tax assets not recognized	48,541	1,492
Other	(15,329)	985

Current and deferred income taxes	8,028	8,566

Significant components of the Corporation’s deferred income tax balance at December 31, 2014 and December 31, 2013 were as follows:

					Foreign
	Property &	Transaction		Tax	Tax
	Equipment	Costs	Intangibles	Losses	credits	Other	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
At January 1, 2013	4,442	1,247	(19,956)	14,101	10,772	(3,321)	7,285
Credited / (charged) to net earnings	(1,827)	(708)	3,235	(2,437)	2,882	284	1,429
Credited / (charged) directly to asset/liability	—	—	—	(2,792)	—	(1,336)	(4,128)
Credited / (charged) to other comprehensive income	55	2	(1,528)	363	850	64	(194)
Credited / (charged) directly to equity	—	710	—	160	—	—	870
Reclassification to asset held for sale	—	—	1,621	—	—	1,522	3,143
Discontinued operations	—	—	568	—	—	(1,445)	(877)
Reclassification	(1,327)	16	(2,172)	(1,258)	(145)	4,886	—

At December 31, 2013	1,343	1,267	(18,232)	8,137	14,359	654	7,528

Credited / (charged) to net earnings	4,539	(3,598)	1,424	2,895	(14,913)	10,267	614
Credited / (charged) directly to asset/liability	—	(257)	—	1,489	—	(1,034)	198
Credited / (charged) to other comprehensive income	20	2	(2,001)	45	554	(3,429)	(4,809)
Charged / (credited) directly to equity	—	28,192	—	—	—	—	28,192
Discontinued operations	—	—	2,111	—	—	—	2,111
Acquisition of subsidiary	141	—	(26,677)	562	—	140	(25,834)

At December 31, 2014	6,043	25,606	(43,375)	13,128	—	6,598	8,000

As at December 31, 2014, the Corporation had Federal and Provincial non-capital losses of approximately $48,368,000 and $47,121,000, respectively (December 31, 2013 – $25,879,000; $19,549,000) that may be applied against earnings of future years, not later than 2034. The Corporation’s foreign subsidiaries have non-capital losses of approximately $120,171,000 (December 31, 2013 - $50,897,000) that may be applied against earnings in future years, no later than 2032. As at December 31, 2014, deferred tax assets have not been recognized for $32,300,000 of deductible temporary differences, $118,600,000 of foreign non-capital losses and $9,300,000 of tax credits.

As at December 31, 2014, the Corporation had undeducted research and development expenses of approximately $2,431,000 federally and $4,149,000 provincially (December 31, 2013 – $2,216,000; $3,925,000) with no expiration date. The deferred income tax benefits of these deductions are recognized in the deferred income tax assets on the statement of financial position.

13. CREDIT FACILITY

The Corporation’s credit facilities include an unsecured revolving demand credit facility of USD $100 million and a first lien revolving demand credit facility of $3 million, each of which can be used for general working capital purposes and other corporate purposes. The Corporation obtained these credit facilities on August 1, 2014 and they are priced at LIBOR plus 3.75% or ABR plus 2.75%, and mature on August 1, 2019. The applicable commitment fee on these revolving credit facilities is based on a leverage ratio of 3.75 to 1.00 and could range from 0.375% to 0.50%.

These credit facilities contain customary covenants, including, without limitation, maintenance covenants based on certain agreed-upon leverage ratios each of which the Corporation was in compliance with as of December 31, 2014.

The $3 million facility bears interest at the lender’s prime rate plus between 1.25% and 2% depending on the Corporation’s fixed charge coverage ratio. To secure the full repayment of advances, which as of December 31, 2014 equaled $ nil, the Corporation has provided the lender with a first lien security interest over all of the Corporation’s personal or otherwise movable property.

14. OTHER PAYABLES

The Corporation’s other payables mainly relate to the settlement with the U.S. Department of Justice (DOJ) Southern District of New York, announced in July 2012. As part of the settlement agreement, PokerStars also acquired the assets of its primary competitor at the time, Full Tilt Poker, and committed to the full reimbursement of Full Tilt Poker customers inside and outside the United States. The funds required to settle the payment are included in current restricted cash (see note 6). The Frequent player points relates to loyalty schemes operated by the B2C business for its customers, which involves awarding customer loyalty points based on amounts wagered. The points can be used to make a wide variety of purchases in lieu of cash or can be exchanged for cash. Management has estimated the value of the liability using relevant historical information about the likelihood and magnitude of an outflow of resources. The Corporation maintains sufficient overhead in cash and investments to cover the estimated future frequent player point liability.

	December 31,	December 31,
	2014	2013
	$000’s	$000’s
Settlement with DOJ	110,920	—
Frequent player points	89,935	—
Brokerage account payable	9,764	—
Equipment financing	2,072	1,132

Total current portion other payable	212,691	1,132

The Corporation’s other long term payables include the following:

	December 31,	December 31,
	2014	2013
	$000’s	$000’s
Bonuses payable to employees	2,317	—
Equipment financing	3,210	552

Total long term portion other payables	5,527	552

15. PROVISIONS

The provisions in the statements of financial position include, among other items, the provision for jackpots and player bonuses, the provision of deferred consideration primarily in connection with the Rational Group Acquisition (see note 31) and the minimum revenue guarantee in connection with the sale of WagerLogic Ltd (see note 34). The carrying amounts and the movements in the provisions are as follows:

	Jackpots and		Minimum
	player	Contingent	revenue
	bonuses	consideration	guarantee	Other	Total
	$000’s	$000’s	$000’s	$000’s	$ 000’s
Opening balance	4,245	987	—	—	5,232
Provisions acquired on business combinations	23,194	400,975	—	—	424,169
Additional provision recognized	42,800	7,604	45,815	1,866	98,085
Payments	(60,244)	—	(18,166)	(7)	(78,417)
Accretion of discount	—	9,384	469	—	9,853
Reclassification	(648)	256	—	109	(283)
Foreign exchange translation (gains) losses	377	434	—	—	811

Balance at end of year	9,724	419,640	28,118	1,968	459,450

Current portion	9,724	8,535	28,118	102	46,479

Non-current portion	—	411,105	—	1,866	412,971

16. CUSTOMER DEPOSITS

Customer deposit liabilities relate to player deposits which are held in segregated multiple bank accounts from those holding operational funds. These deposits are included in cash and investments in the statements of financial position. Both PokerStars and Full Tilt hold end user’s deposits, along with winnings plus any bonuses, in trust accounts from which money may not be removed if it would result in a shortfall of players’ funds.

17. LONG-TERM DEBT

The following is a summary of long-term debt outstanding at December 31, 2014 and December 31, 2013:

Principal outstanding balance	In local denominated currency 000’s	December 31, 2014 $000’s	December 31, 2013 $000’s
USD First Lien Term Loan	1,745,625	1,956,220	—
USD Second Lien Term Loan	800,000	873,519	—
EUR First Lien Term Loan	199,500	271,388	—
Senior Facility (USD)	238,000	273,910	168,178
Mezzanine Facility (USD)	104,537	102,941	—
2013 Debentures (CAD)	30,000	28,020	26,323
Other long-debt term	—	—	686

Total long-term debt		3,505,998	195,187

Current portion		11,451	2,388

Non-current portion		3,494,547	192,799

(a) 2013 Debentures

On February 7, 2013, the Corporation closed a private placement of units, issuing and selling 30,000 units at a price of $1,000 per unit for aggregate gross proceeds of $30 million. Each unit consisted of (i) $1,000 principal amount of unsecured non-convertible subordinated debentures (the “2013 Debentures”) and (ii) 48 non-transferable Common Share purchase warrants (the warrant indenture was subsequently amended to provide for the warrants to be transferable and traded on the TSX). The 2013 Debentures bear interest at a rate of 7.50% per annum payable semi-annually in arrears on January 31 and July 31 in each year and commenced on July 31, 2013. The 2013 Debentures mature and are repayable on January 31, 2016. Each warrant entitles the holder thereof to acquire one Common Share at a price per Common Share equal to $6.25 at any time until January 31, 2016.

The Corporation has determined the fair value of the debt component of the units. At the time of issuance, the proceeds were allocated between the debt and the equity components using the residual method.

December 31,
2014
$000’s
Fair value of liability component	26,844
Fair value of warrants	3,156
Face Value	30,000

Transaction costs	1,831

During the year ended December 31, 2014, the Corporation incurred $3,95 million (2013 – $3.13 million) in interest of which $1.70 million (2013 – $1.12 million) relates to interest accretion.

The following table sets forth the movements in the debt and equity components of the private placement of units recognized during the year ended December 31, 2014.

	Face	Liability	Equity
	value	component	component
	$000’s	$000’s	$000’s
Opening balance (net of transaction costs)	30,000	25,206	2,963
Exercise of warrants	—	—	(1,634)
Accretion of liability component (effective interest of 14.10%)	—	2,814	—

Balance at December 31, 2014	30,000	28,020	1,329

The following table sets for the repayment obligations under the debt component of the private placement of units during the next two fiscal years:

$000’s
2015	—
2016	30,000

(b) Credit Facilities and Senior Facility

On December 20, 2013, Cadillac Jack entered into an agreement for the refinancing of its credit facilities. Under this agreement, Cadillac Jack has access to term loans in an aggregate principal amount of up to USD $160 million (the “Credit Facilities”). The Credit Facilities replaced the existing USD $110 million non-convertible senior secured term loan secured by Cadillac Jack’s assets that was made available to finance the acquisition of Cadillac Jack by Amaya as of November 5, 2012 (the “2012 Loan”). The Credit Facilities were used to fully repay the outstanding balance on the 2012 Loan, as well as related fees and expenses, and the remaining amounts are being used to fund the ongoing working capital and other general corporate purposes. On May 15, 2014, Cadillac Jack obtained an incremental USD $80 million term loan to the Credit Facilities through an amendment thereto for the purpose of financing working capital expenses and general corporate purposes of the Corporation. The new aggregate principal amount of USD$240 million bears interest at a per annum rate equal to LIBOR plus 8.5% with a 1% LIBOR floor (as amended, the “Senior Facility”). The Senior Facility will mature over a five-year term from the closing date and is secured by the stock of Cadillac Jack and the assets of Cadillac Jack and its subsidiaries. The Senior Facility contains customary covenants, including, without limitation, maintenance and incurrence covenants based on certain agreed-upon leverage and coverage ratios, each of which the Corporation was in compliance with as of December 31, 2014. Amaya has provided an unsecured guarantee of the obligations under the Senior Facility in favor of the lenders.

During the year ended December 31, 2014, the Corporation incurred $23.64 million (2013 - $16.32 million) in interest of which $2.32 million (2013 - $5.97 million) relates to interest accretion.

	December 31,	December 31,
	2014	2013
	$000’s	$000’s
Principal	278,424	174,563
Repayment	(2,320)	(4,387)
Transaction costs	(4,417)	(7,899)
Accretion (effective interest rate of 9.90%)	2,328	5,965
Translation	(105)	(64)

	273,910	168,178
Current portion (net of unamortized transaction costs of $429,000)	(2,355)	(1,702)

	271,555	166,476

The principal repayments of the Senior Facility over the next five years amount to the following:

$000’s
2015	2,784
2016	2,784
2017	2,784
2018	2,784
2019	264,968

(c) Mezzanine Facility

On May 15, 2014, Cadillac Jack obtained a mezzanine subordinated unsecured loan (the “Mezzanine Facility”) in the form of a subordinated term loan in the aggregate principal amount of USD$100 million, bearing interest at a per annum rate equal to 13%; provided, at the option of Cadillac Jack, interest accruing at a per annum rate of 7% may instead be paid in-kind in lieu of cash. The Mezzanine Facility will mature over a 6-year term from the closing date and is unsecured. Amaya has provided an unsecured guarantee of the obligations under the Mezzanine Facility in favor of the lenders. The Mezzanine Facility contains customary covenants, including, without limitation, maintenance and incurrence covenants based on certain agreed-upon leverage and coverage ratios, each of which the Corporation was in compliance with as of December 31, 2014. In connection with the Mezzanine Facility, the Corporation granted the lenders 4,000,000 Common Share purchase warrants, entitling the holders thereof to acquire one Common Share per warrant at a price per Common Share equal to CAD$19.17 at any time up to a period ending ten years after the closing date (see note 21).

During the year ended December 31, 2014, the Corporation incurred $10 million in interest of which $0.7 million relates to interest accretion and $5.01 million relates to paid in kind interest.

December 31,
2014
$000’s
Fair value of liability component	99,597
Fair value of equity component	16,413
Face Value	116,010

Transaction costs	3,082

The following table reflects movements recognized during the year ended December 31, 2014.

	Face value $000’s	Liability component $000’s	Equity component $000’s
Opening balance (net of transaction costs)	116,010	96,951	15,977
Paid in kind interest	—	5,011	—
Accretion of liability component (effective interest of 16.16%)	—	727	—
Translation	—	252	—

Balance at December 31, 2014	116,010	102,941	15,977

The principal repayments under the Mezzanine Facility over the next five years amount to the following:

$000’s
2015	—
2016	—
2017	—
2018	—
2019+	116,010

116,010

(d) First and Second Lien Term Loans

On August 1, 2014 Amaya completed the Rational Group Acquisition, which was partly financed through the issuance of long term debt, allocated as follows:

First Lien Term Loans

The first lien term loans consist of a USD$1.75 billion seven-year first lien term loan priced at Libor plus 4.00% (the “USD First Lien Term Loan”) and a €200 million seven-year first lien term loan priced at Euribor plus 4.25% (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loans”), in each case with a 1.00% Libor and Euribor floor.

The Corporation is required to allocate 50% of the excess cash flow of the Corporation to the principal repayment of the First Lien Term Loans. Excess cash flow is referred to as EBITDA of the Rational Group on a consolidated basis for such excess cash flow period (i.e., each fiscal year commencing with the fiscal year ending on December 31, 2015), minus, without duplication, debt service , capital expenditures, permitted business acquisitions and investments, taxes paid in cash , increases in working capital, cash expenditures in respect of swap agreements, any extraordinary, unusual or nonrecurring loss, income or gain on asset dispositions, and plus, without any duplication, decreases in working capital, capital expenditures funded with the proceeds of the issuance of debt or the issuance of equity, cash payments received in respect of swap agreements, any extraordinary, unusual or nonrecurring gain realized in cash and cash interest income to the extent deducted in the computation of EBITDA.

The percentage allocated to the principal repayment can fluctuate based on the following:

•	If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.75 to 1.00 but is greater than 4.00 to 1.00, the repayments will be 25% of the excess cash flow.

•	If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.00 to 1.00, the repayment will be 0% of the excess cash flow.

The agreement for the First Lien Term Loans restricts the Corporation from, among other things, incurring additional debt or granting additional liens on its assets and equity, distributing equity interests and distributing any assets to third parties.

During the year ended December 31, 2014, the Corporation incurred $46.24 million in interest of which $4.84 million relates to interest accretion in relation to the USD First Lien Term Loan.

	December 31, 2014 $000’s	December 31, 2013 $000’s
Principal	2,030,175	—
Repayment	(5,075)	—
Transaction costs	(71,365)	—
Accretion (effective interest rate of 5.79%)	4,842	—
Translation	(2,357)	—

	1,956,220	—
Current portion (net of unamortized transaction costs of $12,450,000)	(7,852)	—

	1,948,368	—

The USD First Lien Term Loan principal repayments over the next five years amount to the following:

$000’s
2015	20,302
2016	160,043
2017	181,185
2018	193,165
2019+	1,470,405

During the year ended December 31, 2014, the Corporation incurred $7.04 million in interest of which $0.65 million relates to interest accretion in relation to the EUR First Lien Term Loan.

	December 31, 2014 $000’s	December 31, 2013 $000’s
Principal	280,767	—
Repayment	(702)	—
Transaction costs	(9,562)	—
Accretion (effective interest rate of 5.97%)	646	—
Translation	239	—

	271,388	—
Current portion (net of unamortized transaction costs of $1,564,000)	(1,244)	—

	270,144	—

The EUR First Lien Term Loan principal repayments over the next five years amount to the following:

$000’s
2015	2,808
2016	22,133
2017	25,057
2018	26,714
2019+	203,353

Second Lien Term Loan

The Second Lien Term Loan consists of a USD$800 million eight-year loan bearing interest at Libor plus 7.00%, with a 1.00% Libor floor repayable on August 1, 2022 (the “USD Second Lien Term Loan”). During the year ended December 31, 2014, the Corporation incurred $32.24 million in interest of which $1.97 million relates to interest accretion.

	December 31, 2014 $000’s	December 31, 2013 $000’s
Principal	928,080	—
Transaction costs	(54,659)	—
Accretion (effective interest rate of 9.07%)	1,965	—
Translation	(1,867)	—

	873,519	—
Current portion (net of unamortized transaction costs of $nil)	—	—

	873,519	—

The USD Second Lien Term Loan principal repayments over the next five years amount to the following:

$000’s
2015	—
2016	—
2017	—
2018	—
2019+	928,080

18. COMMITMENTS

The Corporation’s commitments under lease agreements for premises, hardware support contracts, and purchase obligations aggregate to approximately $87,313,000 and are payable as follows:

	Within one year $000’s	Later than one year but not later than 5 years $000’s	More than 5 years $000’s
Rent	11,786	32,397	35,696
Purchase obligations	4,101	1,786	—
Other	1,506	41	—

19. CONTINGENT LIABILITIES

As part of Management’s ongoing regulatory compliance and operational risk assessment process, Management monitors legal and regulatory developments, and their potential impact on the business.

Given the nature of the legal and regulatory landscape of the industry in which it operates, from time to time the Corporation has received notices, communications and legal actions from regulatory authorities in various jurisdictions and other parties in respect of its activities. The Corporation has taken legal advice as to the manner in which it should respond and the likelihood of success of such actions. Based on this advice and the nature of the actions, no provisions have been recorded.

The Corporation operates in numerous jurisdictions. Accordingly, the Group files tax returns, providing for and paying all taxes and duties it believes are due based on local tax laws, transfer pricing agreements and tax advice obtained. The Corporation is periodically subject to audits and assessments by local taxing authorities. Accordingly, no additional provisions have been recorded.

20. SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of common shares, with no par value, and an unlimited number of convertible preferred shares, with no par value, issuable in series.

	Common shares		Preferred shares
	Number of shares	$000’s	Number of shares	$000’s
Opening balance, as at January 1, 2013	79,359,759	154,772	—	—
Issuance	13,972,912	62,097	—	—
Exercise of options	932,696	2,599	—	—
Exercise of warrants	473,730	2,308	—	—
Deferred income taxes in relation to transaction costs	—	271	—	—
Share repurchase	(660,800)	(1,364)	—	—

Ending balance, as at December 31, 2013	94,078,297	220,683	—	—

Issuance, net of transaction costs and warrants	34,984,025	649,618	1,139,356	725,820
Exercise of options	649,159	3,204	—	—
Exercise of warrants	3,132,860	57,770	—	—
Deferred income taxes in relation to transaction costs	—	8,258	—	18,219

Ending balance, as at December 31, 2014	132,844,341	939,533	1,139,356	744,039

During year ended December 31, 2014:

•	the Corporation issued 3,132,860 common shares for cash consideration of $6,279,000 as a result of the exercise of warrants. Initially the 3,132,860 warrants were valued at $51,491,000 using the Black-Scholes valuation model. On the exercise of the warrants, the value originally allocated to reserves was reallocated to the common shares.

•	the Corporation issued 649,159 common shares for cash consideration of $2,496,000 as a result of the exercise of stock options. Initially the 649,159 stock options were valued at $708,000 using the Black-Scholes valuation model. On the exercise of the stock options, the value originally allocated to reserves was reallocated to the common shares.

•	the Corporation issued 1,139,356 convertible preferred shares primarily to certain lenders for cash consideration of USD$1,050,000,000 (CAD$ 1,139,356,000) which was used to finance a portion of the Rational Group Acquisition. Each convertible preferred share has an initial principal amount of C$1,000 and is convertible, at the holder’s option, initially into approximately 41.67 common shares of the Corporation based on the conversion price of C$24 per common share, in each case, subject to dilution adjustments and including a 6% annual accretion over a 3 year period up to August 1, 2017, to the conversion ratio, compounded semi-annually. The Corporation can require a mandatory exercise of preferred shares on or after August 1, 2017.Certain lenders of the Corporation acquired USD$871,000,000 of these convertible preferred shares.

•	the Corporation issued 34,984,025 common shares for cash consideration of $699,681,000 which was used to finance a portion of the Rational Group Acquisition. The cash consideration is separated as follows :

•	CAD$640 million of subscription receipts at CAD$20 per subscription receipt which were automatically converted on a one-to-one basis into common shares upon closing of the Acquisition.

•	Certain lenders of the Corporation acquired USD$55 million (CAD $59,681,000) of common shares at CAD$20 per share.

•	12,750,000 warrants representing an allocated fair value of $365,174,000 between common shares and convertible preferred shares were issued in connection with the Rational Group Acquisition equity financing (note 21).

During the year ended December 31, 2013:

•	the Corporation issued 473,730 common shares for cash consideration of $1,911,000 as a result of the exercise of warrants. Initially the 473,730 warrants were valued at $397,000 using the Black-Scholes valuation model. On the exercise of the warrants, the value originally allocated to reserves was reallocated to the common shares.

•	the Corporation issued 932,696 common shares for cash consideration of $1,801,000 as a result of the exercise of stock options. Initially the 932,696 stock options were valued at $799,000 using the Black-Scholes valuation model. On the exercise of the stock options, the value originally allocated to reserves was reallocated to the common shares.

•	the Corporation issued 7,572,912 common shares in relation to conversion of convertible debentures at the conversion price of $3.25.

•	the Corporation purchased 660,800 common shares for cancellation for $3,244,000. On the cancellation of common shares, $1,880,000 was allocated to reserves.

•	the Corporation completed a private placement offering of 6,400,000 common shares at a price of $6.25 per common share for aggregate gross proceeds of $40,000,000 (see note 2). Transaction costs related to this issuance was CAD$ 2,515,000.

21. RESERVES

The following table highlights the class of reserves included in the Corporation’s equity:

	Warrants $000’s	Stock Options $000’s	Cumulative translation adjustments $000’s	Available-for-sale investments $000’s	Other $000’s	Total $000’s
Balance – January 1, 2013	265	1,977	(835)	—	109	1,516
Issuance of warrants	2,963	—	—	—	—	2,963
Cumulative translation adjustments	—	—	9,673	—	—	9,673
Stock-based compensation	—	2,030	—	—	—	2,030
Exercise of warrants	(397)	—	—	—	—	(397)
Exercise of stock options	—	(798)	—	—	—	(798)
Repurchase of shares	—	—	—	—	(1,880)	(1,880)
Unrealized gains	—	—	—	—	—	—
Other	—	—	—	—	(55)	(55)

Balance – December 31, 2013	2,831	3,209	8,838	—	(1,826)	13,052

Issuance of warrants	381,151	—	—	—	—	381,151
Cumulative translation adjustments	—	—	123,380	—	—	123,380
Stock-based compensation	—	6,237	—	—	—	6,237
Exercise of warrants	(51,491)	—	—	—	—	(51,491)
Exercise of stock options	—	(708)	—	—	—	(708)
Realized gains	—	—	(4,530)	(3,101)	—	(7,631)
Unrealized gains	—	—	—	18,833	—	18,833
Other	—	—	—	—	1,715	1,715

Balance – December 31, 2014	332,491	8,738	127,688	15,732	(111)	484,538

Stock Options

Under the Corporation’s stock option plan, 9,801,289 additional common shares are reserved for issuance. This reserve cannot exceed 10% of the issued and outstanding common shares of the Corporation at any such time. Except in exceptional circumstances, the exercise price of the share options shall not be less than the market price of the common shares of the Corporation on the TSX at the time of grant. The options have a maximum term of five years. Options issued from 2012 onwards vest in equal increments over four years. Options issued in prior years vested in equal increments over two years.

The following table provides information about outstanding stock options at December 31, 2014:

	For the year ended December 31, 2014		For the year ended December 31, 2013
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Beginning balance	5,124,379	3.75	5,447,800	3.00
Transactions during the period:
Issued	5,963,300	24.78	997,500	6.39
Exercised	(649,159)	3.84	(932,696)	1.93
Forfeited	(637,231)	8.89	(388,225)	4.32

Ending balance	9,801,289	16.21	5,124,379	3.75

During the year ended December 31, 2014, the Corporation granted 5,963,300 stock options to employees to purchase common shares.

The stock options are exercisable at prices ranging from $1.00 to $35.05 per share and have a weighted average contractual term of 3.61 years.

Summary of exercisable options per stock option grant:

	Outstanding options		Exercisable options
Exercise prices $	Number of options	Weighted average outstanding maturity period (years)	Number of options	Exercise price $
1.00	1,035,800	0.55	1,035,800	1.00
1.30	50,000	0.70	50,000	1.30
2.16	12,750	1.73	12,750	2.16
2.50	72,500	1.04	72,500	2.50
2.60	15,000	1.00	15,000	2.60
2.71	65,000	1.50	65,000	2.71
2.85	160,000	1.53	160,000	2.85
3.38	40,000	1.41	40,000	3.38
4.20	1,023,050	2.53	483,800	4.20
4.24	1,016,839	2.92	282,014	4.24
4.35	45,000	2.92	—	4.35
4.90	15,625	3.03	2,500	4.90
6.00	9,375	3.41	—	6.00
6.05	117,875	3.54	26,750	6.05
6.33	29,000	3.70	6,500	6.33
7.55	217,375	3.97	53,969	7.55
7.95	600,000	3.99	300,000	7.95
8.43	142,500	4.16	—	8.43
28.65	2,711,600	4.63	—	28.65
31.30	315,000	4.66	50,000	31.30
35.05	65,000	4.70	—	35.05
27.50	1,000,500	4.78	—	27.50
27.91	6,500	4.79	—	27.91
20.00	950,000	4.80	—	20.00
32.83	50,000	4.82	—	32.83
32.91	35,000	4.86	—	32.91

	9,801,289	3.61	2,656,583	3.73

The weighted-average share price of options exercised during the year ended December 31, 2014 was $3.84 (2013

- $1.93).

The Corporation recorded a compensation expense of $6,237,000 for the year ended December 31, 2014 (2013 - $2,030,000). The Corporation has $21,991,000 of stock option expense to be recorded in future periods.

The expected life of the options is estimated using the average of the vesting period and the contractual life of the options. The volatility is estimated based on the Corporation’s public trading history. Forfeiture rate is estimated based on a combination of historical forfeiture rates and expected turnover rates.

The stock options issued during the year ended December 31, 2014 were accounted for at their grant date fair value of $37,151,000, as determined by the Black-Scholes valuation model using the following weighted-average assumptions:

	2014	2013
Expected volatility	62%	60%
Expected life	3.75 years	3.75 years
Expected forfeiture rate	0%-17%	17%
Risk-free interest rate	1.07%	1.07%
Dividend yield	Nil	Nil
Weighted average share price	$24.78	$6.04
Weighted average fair value of options at grant date	$6.23	$1.80

Warrants

The following table provides information about outstanding warrants at December 31, 2014 and December 31, 2013:

	For the year ended December 31, 2014		For the year ended December 31, 2013
	Number of warrants	Weighted average exercise price $	Number of warrants	Weighted average exercise price $
Beginning balance	2,594,270	4.62	1,628,000	3.01
Issued	16,750,000	4.59	1,440,000	6.25
Exercised	(3,132,860)	2.00	(473,730)	4.03
Expired	—	—	—	—

Ending balance	16,211,410	5.09	2,594,270	4.62

The following table provides information about number of warrants outstanding per warrant grant:

Grant date	Expiry date	Number of warrants	Exercise price
27-Mar-12	30-Apr-15	564,955	3.00
07-Feb-13	31-Jan-16	645,919	6.25
15-May-14	15-May-24	4,000,000	19.17
1-Aug-14	1-Aug-24	11,000,536	0.01

		16,211,410	5.09

During the year ended December 31, 2014, 4,000,000 warrants were issued in connection with the Mezzanine subordinated unsecured term loan representing an allocated fair value of $15,977,000. The warrants had an exercise price of $19.17 per common share effective as of June 20, 2014, representing the 5-day VWAP of the common shares on the TSX following the announcement of the agreement to acquire the Oldford Group. The warrants may be exercised during a period of 10 years from the date of issuance, and they are not listed on the TSX. 12,750,000 warrants representing an allocated fair value of $365,174,000 between common shares and preferred shares were issued in connection with the Rational Group Acquisition equity financing. Each warrant has an exercise price of $0.01 and may be exercised during a period of 10 years from the date of issuance, and they are not listed on the TSX.

During the year ended December 31, 2014, the Corporation received $6,279,000 for the exercise of 3,132,860 warrants. On the exercise of 3,132,860 warrants, the value of $51,491,000 originally allocated to reserves was reallocated to the share capital. Of the 3,132,860 warrants exercised, 1,750,000 warrants were exercised by certain lenders of the Corporation.

During the year ended December 31, 2013, the Corporation received $1,910,550 for the exercise of 473,730 warrants. On the exercise of 473,730 warrants, the value of $397,317 originally allocated to reserves was reallocated to the share capital.

During the year ended December 31, 2013, 1,440,000 warrants with an exercise price of $6.25 per common share were issued in connection with the 2013 debentures issued by the Corporation, representing an allocated fair value of $3,155,648 (see note 17).

	2014	2013
Expected volatility	60%	52%
Expected life	10 years	3 years
Expected forfeiture rate	0%	0%
Risk-free interest rate	1.17%	1.07%
Dividend yield	Nil	Nil
Weighted average fair value of options at grant date	$28.64	$2.19

22. FINANCIAL INSTRUMENTS

Foreign Exchange Risk

As at December 31, 2014, the Corporation’s significant foreign exchange currency exposure on these financial instruments by currency was as follows:

Canadian dollar equivalent

	USD $000’s	EUR $000’s	GBP $000’s
Cash	285,242	102,405	14,340
Restricted cash	180,165	112	—
Available for sale investments	326,189	24,726	—
Accounts receivable	65,469	49,736	15,088
Income tax receivable	—	20,717	—
Accounts payable and accrued liabilities	(109,746)	(34,749)	(20,741)
Other payables	(194,740)	—	—
Income tax payable	(2,600)	(24,266)	(1,341)
Provisions	(450,083)	(118,313)	(3,709)
Customer deposits	(461,493)	(127,172)	(12,301)

The table below details the effect on earnings before tax of a 10% strengthening or weakening of the Canadian Dollar exchange rate at the balance sheet date for balance sheet items denominated in USD, EUR and GBP:

Currency	10% Strengthening (weakening) $000’s
USD	35,723
EUR	11,796
GBP	866

Interest Rate Risk

The Corporation is exposed to fair value interest rate risk with respect to its senior facility, mezzanine facility and 2013 debentures and other long-term debt which bear a fixed rate of interest. The Corporation is exposed to cash flow interest rate risk on its refinanced senior secured term loan and first and second lien term loans which bears interest at variable rates. A one percentage point increase (decrease) in interest rates would have decreased (increased) net earnings before income taxes by approximately $17,089,000 for the year, with all other variables held constant. Management monitors movements in the interest rates by reviewing the Bank of Canada prime rate, Euribor and Libor on a quarterly basis.

Credit Risk

The Corporation, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Corporation establishes an allowance for doubtful accounts that corresponds to the credit risk of its specific customers, historical trends and economic circumstances. The Corporation is exposed to credit risk in the event of non-payment by certain customers for their accounts receivable.

Trade receivables include amounts that are past due at the end of the reporting period for which the Corporation has not recognised an allowance for doubtful debts because there has not been a significant change in credit quality and the amounts are still considered recoverable.

Age of receivables that are past due but not impaired:

	December 31, 2014 $000’s	December 31, 2013 $000’s
Past due less than 181 days	3,847	6,826
Past due more than 181 days	3,203	16,150

The allowance for doubtful accounts is $822,000 (2013 – 1,464,000) as at December 31, 2014.

Age of impaired trade receivables:

	December 31, 2014 $000’s	December 31, 2013 $000’s
Past due less than 181 days	563	250
Past due more than 181 days	4,431	781

Total past due	4,994	1,031

Liquidity Risk

Liquidity risk is the Corporation’s ability to meet its financial obligations when they come due. The Corporation is exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Corporation manages liquidity risk by continuously monitoring forecast and actual cash flows and matching maturity profiles of financial assets and liabilities. The Corporation’s objective is to maintain a balance between continuity of funding and flexibility through borrowing facilities available through the Corporation’s bank and other lenders. The Corporation’s policy is to ensure adequate funding is available from operations, established lending facilities and other sources as required.

The Corporation believes that future cash flows generated by operations and availability under its borrowing facility will be adequate to meet its financial obligations.

Customer deposit liabilities relate to player deposits which are held in segregated multiple bank accounts from those holding operational funds. These deposits are included in current assets in the consolidated statements of financial position under cash and investments (see note 16).

The following table provides information about the terms of the financial obligations and liabilities:

	On demand $000’s	Less than 1 year $000’s	2 to 5 years $000’s	Greater than 5 years $000’s
Accounts payable and accrued liabilities	178,990	—	—	—
Other payables	210,620	2,127	5,042	522
Provisions	46,479	—	410,830	2,141
Customer deposits	600,966	—	—	—
Income tax payable	32,966	—	—	—
Long-term debt*	—	254,237	1,954,151	2,863,667

Total	1,070,021	256,364	2,370,023	2,866,330

*	includes capital and interest

23. FAIR VALUE

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value because of the relatively short periods to maturity of these instruments and low risk of credit.

The carrying amount of receivable under finance leases approximates their fair value since the interest rate approximates current market rates. On initial recognition the fair value of amounts receivable under finance leases and long-term debt was established using a discounted cash-flow model.

Certain of the Corporation’s financial assets are measured at fair value at the end of each reporting period. The following table provides information about how the fair values of these financial assets are determined:

	As at December 31, 2014
	Fair value & Carrying value $000’s	Level 1	Level 2	Level 3
Funds- Available for sale	173,799	173,799	—	—
Bonds- Available for sale	122,528	122,528	—	—
Convertible debentures- Fair value through profit/loss	19,358	8,278	11,080	—
Equity in quoted companies—Available for sale	84,350	84,350	—	—
Equity in private companies—Available for sale	10,391	—	—	10,391

Total financial assets	410,426	388,955	11,080	10,391

The fair values of other financial assets and liabilities measured at carrying value on the statements of financial position are as follows:

	As at December 31, 2014
	Fair value $000’s	Level 1	Level 2	Level 3
Promissory note	3,783	—	3,783	—
First lien term loans	2,291,497	2,291,497	—	—
Second lien term loan	917,639	917,639	—	—
Credit Facilities and Senior Facility	284,041	—	284,041	—
Mezzanine Facility	127,488	—	127,488	—
2013 Debentures	30,006	30,006	—	—

Total financial assets and liabilities	3,654,454	3,239,142	415,312	—

	As at December 31, 2013
	Fair value & Carrying value $000’s	Level 1	Level 2	Level 3
Convertible debentures- Fair value through profit/loss	3,850	—	—	3,850
Equity in private companies—Available for sale	5,400	—	—	5,400

Total financial assets	9,250	—	—	9,250

The fair values of other financial assets and liabilities measured at carrying value on the statements of financial position are as follows:

	As at December 31, 2013
	Fair value $000’s	Level 1	Level 2	Level 3
Credit Facilities and Senior Facility	168,474	—	168,474	—
2013 Debentures	30,030	30,030	—	—

Total financial assets and liabilities	198,504	30,030	168,474	—

Level 1 assets include those assets where fair value can easily be derived from observable, quoted prices in active markets. Level 2 assets include those assets where fair value is not available from normal market pricing sources. Level 3 assets include those assets for which there is little to no activity for the asset or liability. The values of the majority of Level 3 assets and liabilities were obtained from internal pricing models, multiples of earnings, external transactions or by discounting projected cash flows. Financial assets and liabilities utilizing Level 3 inputs include private equities and private debt. There were no transfers in or out of level 3 during the year.

24. CAPITAL MANAGEMENT

The Corporation’s objective in managing capital is to ensure a sufficient liquidity position to market its products, to finance its sales and marketing activities, research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with property and equipment. The ability to fund these requirements in the future depends on the Corporation’s ability to continue generating additional cash flow from its operations.

Since inception, the Corporation has financed its liquidity needs, primarily through bank indebtedness, borrowings, hybrid instruments and issuance of capital stock. The Corporation meets all of its current liquidity requirements from the cash flow generated from its current operations.

The Corporation defines capital as its total equity attributable to shareholders.

The Corporation’s capital management objectives are to optimize capital structure with a view to both deleverage existing operations and minimize dilution by focusing improving profitability, repaying debt and launching opportunistic stock buy-back programs.

The Corporation believes that funds from operations, as well as existing and future financial resources should be sufficient to meet the Corporation’s requirements beyond December 31, 2015.

On August 1 2014, an additional credit facility of USD $100 million five-year first lien revolving credit facility priced at Libor plus 4.00% was secured. The credit facility can be used for working capital and general corporate purposes.

As at December 31, 2014, the outstanding amount of the first lien revolving credit facility is $nil (December 31, 2013- $nil).

25. GEOGRAPHIC INFORMATION

The Corporation operates within two segments: its B2C operation, which starting in the third quarter of 2014 now comprises the vast majority of revenues, and its B2B operation. Revenues from external customers, attributed to countries based on location of the customer, are as follows:

	For the year ended
	December 31, 2014 $000’s	December 31, 2013 $000’s
Geographic Area
Americas	203,572	105,839
Europe	423,618	40,044
Rest of world	61,032	9

	688,222	145,892

The distribution of some of the Corporation’s non-current assets (goodwill, intangible assets and property and equipment) by geographical location is as follows:

	December 31, 2014 $000’s	December 31, 2013 $000’s
Geographic Area
Americas	200,122	167,366
Europe (principally Isle of Man)	5,612,002	36,192
Rest of world	738	—

	5,812,862	203,558

26. STATEMENT OF CASH-FLOWS

Changes in non-cash operating elements of working capital is as follows:

	For the year ended
	December 31, 2014 $000’s	December 31, 2013 $000’s
Accounts receivable	(3,381)	6,129
Prepaid expenses	5,194	5,033
Accounts payable and accrued liabilities	16,996	(6,839)
Provisions	(17,130)	(8,365)
Customer deposits	(9,452)	(8,995)
Other	8,050	(74)

	277	(13,111)

27. RELATED PARTY TRANSACTIONS

Key Management of the Corporation includes, the members of the Board of Directors, as well as the Chairman and Chief Executive Officer, Chief Financial Officer, Executive Vice-President of Corporate Development and General Counsel, and Key Officers of the B2C and B2B operations. Their compensation includes the following:

	December 31, 2014 $000’s	December 31, 2013 $000’s
Salaries, bonuses and short term employee benefits	3,841	1,107
Director retainers	206	147
Share based payments	2,143	296

	6,190	1,550

The remuneration of the Chairman, Chief Executive Officer, Chief Financial Officer and Executive Vice-President of Corporate Development and General Counsel consists primarily of a salary and share based payments.

28. REVENUES

The Corporation revenues consist of the following categories:

	For the year ended
	December 31, 2014 $000’s	December 31, 2013 $000’s
B2C	547,221	—
Participation leases and arrangements	97,543	77,026
Product sales	19,204	7,663
Software licensing	21,055	46,996
Other	3,199	14,207

	688,222	145,892

29. SEGMENTED INFORMATION

Segmented earnings (loss) from continuing operations before income taxes

	December 31, 2014			December 31, 2013
	B2B $000’s	B2C $000’s	Total $000’s	B2B $000’s	B2C $000’s	Total $000’s
Revenue	141,001	547,221	688,222	145,892	—	145,892
Gain on sale of subsidiary	19,562	—	19,562	—	—	—
Income from investments	9,976	—	9,976	2,414	—	2,414
Selling expense	(13,403)	(88,090)	(101,493)	(13,728)	—	(13,728)
General and administrative expense	(160,365)	(269,731)	(430,096)	(108,915)	—	(108,915)
Financial expense	(21,419)	(77,149)	(98,568)	(20,530)	—	(20,530)
Acquisition related expense			(22,387)			(1,332)

Earnings (loss) from continuing operations before income taxes	(24,648)	112,251	65,216	5,133	—	3,801

Current income tax			8,642			9,995
Deferred income tax			(614)			(1,429)

Net earnings (loss) from continuing operations	(24,648)	112,251	57,188	5,133	—	(4,765)

Other segmented information:

	December 31, 2014			December 31, 2013
	B2B $000’s	B2C $000’s	Total $000’s	B2B $000’s	B2C $000’s	Total $000’s
Finance income	1,284	—	1,284	453	—	453
Depreciation & amortization	35,425	59,051	94,476	29,966	—	29,966
Impairment	15,145	22	15,167	2,493	—	2,493
Total Assets	411,705	6,755,323	7,167,028	440,831	—	440,831
Total Liabilities	(525,297)	(4,520,538)	(5,045,835)	(246,484)	—	(246,484)

30. DISCONTINUED OPERATIONS

As the Corporation focuses on its B2C operations, on November 24, 2014, Amaya divested Ongame Network Ltd. (“Ongame”), its B2B poker and platform provider, to NYX Gaming Group Ltd. (“NYX Gaming Group”). Concurrently with the transaction, Amaya made a strategic investment in NYX Gaming Group via a subscription of a $9 million unsecured convertible debenture, which matures two years after the date of issuance and bears interest at 6.00% per annum, payable at maturity. Interest and principal are payable in kind in NYX Gaming Group common shares at Amaya’s option.

The Corporation derecognized the net assets, resulting in a loss of $ 32,219,000 that was recognized in net loss from discontinued operations in the consolidated statement of earnings (loss). The Corporation has provided for the full minimum revenue guarantee of CAD $4.2 million payable within the next 12 months.

Results from Discontinued Operations

	For the year ended
	December 31, 2014 $000’s	December 31, 2013 $000’s
Revenues	4,871	8,637
Expenses	(32,571)	(31,965)

Results from operating activities before income taxes	(27,700)	(23,328)
Income taxes	598	1,080

Results from operating activities, net of income taxes	(28,298)	(24,408)
Loss on sale of discontinued operations, net of income taxes	(32,219)	—
Minimum revenue guarantee	(4,200)	—

Net loss from discontinued operations	(64,717)	(24,408)

Basic earnings (loss) from discontinued operations per common share (note 33)	$(0.59)	$(0.27)

Diluted earnings (loss) from discontinued operations per common share (note 33)	$(0.59)	$(0.27)

Cash Flows from (Used In) Discontinued Operations

	For the year ended
	December 31, 2014 $000’s	December 31, 2013 $000’s
Net cash used in operating activities	(23,563)	(30,319)
Net cash used in investing activities	(6,929)	(7,196)
Net cash from financing activities	23,121	40,356

Net cash flows	(7,371)	2,841

Effect on the Financial Position of the Corporation

The assets, liabilities and reserves disposed of in connection with the divestiture of Ongame were as follows:

$000’s (credit)/debit
Cash	(3,277)
Accounts receivable	(2,315)
Income tax receivable	(612)
Prepaid expenses and deposits	(666)
Goodwill and intangible assets	(35,553)
Property and equipment	(1,076)
Deferred development costs	(8,526)
Accounts payable and accrued liabilities	7,226
Customer deposits	1,898
Deferred income taxes	6,152
Cumulative translation adjustment	4,530

(32,219)

31. BUSINESS COMBINATIONS

Diamond Game

The acquisition of 100% of the shares of Diamond Game has been accounted for using the acquisition method and the results of operations are included in the consolidated statement of earnings (loss) from the date of acquisition, which was February 14, 2014.

The following table summarizes the estimated fair value of the identifiable assets and liabilities acquired at the date of acquisition:

Fair value on acquisition $CAD 000’S
Property and equipment	6,442
Intangible assets	7,264
Goodwill (tax deductible)	18,166
Deferred income tax liability	(2,761)
Other	(522)

Total consideration	28,589
Cash consideration	22,061
Fair value of holdback on purchase price	6,528

28,589

Of the CAD $28.59 million (USD$26.03 million) consideration paid by Amaya in connection with the acquisition of Diamond Game, there was a holdback of CAD $7.69 million (USD $7 million) which is still payable at December 31, 2014.

The main factors leading to the recognition of goodwill are the synergistic growth and revenues expected to be created from the strong strategic fit between Amaya and Diamond Game. Diamond Game presents a variety of opportunities to leverage each business’ product and intellectual property suite across a broader combined platform with greater geographic presence and creates revenue synergies by expanding Amaya’s penetration in the United States, accelerating Amaya’s penetration in Lottery markets, and potentially extending Diamond Game’s offering into new markets in Canada and Europe.

If the acquisition had occurred on January 1, 2014, Diamond Game would have contributed USD $18.52 million and USD ($1.04) million to consolidated revenues and net earnings (loss), respectively. Since the date of acquisition, Diamond Game has contributed USD $16.18 million and USD ($0.44) million to consolidated revenues and net earnings (loss), respectively.

Acquisition-related costs directly related to the Diamond Game acquisition were USD$1,145,834 and were expensed in net earnings during the year ended December 31, 2013 and in the period ended March 31, 2014.

Oldford Group Limited

The acquisition of 100% of the shares of Oldford Group Limited (“Oldford Group”) has been accounted for using the acquisition method and the results of operations are included in the consolidated statements of earnings (loss) from the date of acquisition, which was August 1, 2014.

The following table summarizes the preliminary estimated fair value of the identifiable assets and liabilities acquired at the date of acquisition:

Fair value on acquisition $CAD 000’s
Cash	390,639
Accounts receivable	123,117
Prepaid expenses and deposits	38,599
Investments	373,692
Property and equipment	51,369
Accounts payables and accrued liabilities	(111,818)
Other payables	(105,982)
Provisions	(21,844)
Customer deposits	(663,594)
Intangible assets	2,213,606
Goodwill	3,055,410
Deferred income tax liability	(22,820)
Other	(2,759)

Total consideration	5,317,615

Fair value of deferred payment	391,000

5,708,615

The main factors leading to the recognition of goodwill are the number of benefits to Amaya’s shareholders the Corporation believes the acquisition will provide. These include the following:

•	Acquisition of Leading Brands: The acquisition has resulted in a wholly-owned subsidiary of Amaya owning two global leading brands in online poker, PokerStars and Full-Tilt

•	Leading Liquidity: PokerStars.com average cash game liquidity is approximately eight times larger than the next competitor, and PokerStars is a leader in almost every regulated market in which it operates.

•	New Verticals: Introduction of online real money casino and/or online sportsbook in those markets where permitted, are new opportunities for cross selling to the existing poker player base and to acquire new customers.

If the acquisition had occurred on January 1, 2014, Oldford Group would have contributed CAD$1.26 billion and CAD$462 million to consolidated revenues and net earnings, respectively. Since the date of acquisition, Oldford Group has contributed CAD$547 million and CAD$230 million to consolidated revenues and net earnings, respectively.

Acquisition-related costs directly related to the Rational Group Acquisition were USD$17.81 million and were expensed in net earnings in the year ended December 31, 2014.

The Rational Group Acquisition includes a deferred payment of USD$400 million which shall be subject to adjustment, payable on February 1, 2017, based upon the regulatory status of online poker in Russia within 30 months of close. If Russia continues to operate under the status quo, the Corporation will owe USD$400 million. If Russia formally regulates online poker and the Corporation obtains a license in the newly regulated framework and there is evidence that the new tax rate would be “beneficial”, as defined in the merger agreement, then the Corporation will owe up to USD$550 million. If Russia deems online poker illegal, the Corporation will owe USD$100 million.

The current fair value of the deferred payment of USD$ 346 million (CAD$ 391 million) is recorded in Provisions (see note 15) and was calculated using a 6% discount rate, equivalent to the discount rate negotiated by the parties in case of early payment of the deferred payment.

On March 11, 2015, the Corporation commented on a tax dispute between a subsidiary of Rational Group and Italian tax authorities related to operations of such subsidiary, particularly under the PokerStars brand, in Italy prior to the Rational Group Acquisition. The Corporation was aware of the dispute prior to Rational Group Acquisition, but believes Rational Group has operated in compliance with the applicable local tax regulations and has paid €120 million in local taxes during the period subject to the dispute.

Although management is currently assessing the potential exposure, if any, the Corporation believes that any tax liability as part of this matter are indemnifiable by the former owners of the Oldford Group under the agreement governing the transactions, subject to certain conditions. Pursuant to this agreement, the sellers have agreed to indemnify the Corporation for pre-closing tax liabilities including amounts held in an escrow account plus an additional amount not held in escrow and reserved solely for tax claims.

The purchase price allocation does not reflect the impact on any contingencies arising from circumstances that were present on the date of acquisition on August 1, 2014. In the event that a measurable outcome is ascertainable as a result of these contingencies during the reference period spanning one year from the date of acquisition, the impact will be recorded as an adjustment to purchase price allocation reflecting both the contingent liability and the offsetting indemnification asset. Any impact that becomes both measurable and more likely than not after the reference period will not be reflected as an adjustment to the purchase price allocation.

PYR Software Ltd

The acquisition of 100% of the shares of PYR Software Ltd has been accounted for using the acquisition method and the results of operations are included in the consolidated statement of earnings (loss) from the date of acquisition, which is September 1, 2014.

The following table summarizes the estimated fair value of the identifiable assets and liabilities acquired at the date of acquisition:

Fair value on acquisition $000’s
Cash	13,552
Accounts receivable	922
Investment tax credits receivable	1,422
Accounts payable and accrued liabilities	(8,277)
Income tax payable	(3,300)
Other	697
Goodwill	8,144

Total cash consideration	13,160

PYR Software Ltd previously provided software development and support for the Oldford Group. Amaya acquired the company as it was the primary outsourced games studio and development center supporting the Oldford Group business.

If the acquisition had occurred on January 1, 2014, PYR Software Ltd would have contributed nil to consolidated revenues and CAD$(42.66) million net earnings, respectively. Since the date of acquisition, PYR Software Ltd. has contributed nil to consolidated revenues and CAD$(14.22) million net earnings, respectively.

Acquisition-related costs directly related to the PYR Software Ltd. acquisition was CAD$32,000 and was expensed in the consolidated statement of earnings (loss) in the year ended December 31, 2014.

32. EXPENSES CLASSIFIED BY NATURE

	For the year ended
	December 31, 2014 $000’s	December 31, 2013 $000’s
Financial
Interest and bank charges	134,486	22,693
Foreign exchange	(35,918)	(2,163)

	98,568	20,530
General and administrative
Gaming duties	45,288	—
Processor costs	30,713	—
Office	59,855	21,166
Salaries and fringe benefits	133,572	40,778
Stock-based compensation	6,237	2,030
Depreciation of property and equipment	18,757	12,362
Amortization of deferred development costs	1,834	850
Amortization of intangible assets	73,885	16,108
Professional fees	37,251	11,659
Bad debt	4,888	1,059
Impairment	15,167	2,493
Loss on disposal of assets	2,649	410

	430,096	108,915
Selling	101,493	13,728

Acquisition-related costs
Professional fees	22,387	1,924
Gain on settlement of holdback of purchase price	—	(592)

	22,387	1,332

33. NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) from continuing operations and earnings (loss) per common share for the years ended December 31, 2014 and 2013.

	For the years ended
	December 31, 2014	December 31, 2013
Numerator
Numerator for basic and diluted (loss) per common share – net earnings (loss) from continuing operations	$57,188,000	$(4,765,000)

Numerator for basic and diluted (loss) per common share – net earnings (loss)	$(7,529,000)	$(29,173,000)

Denominator
Denominator for basic earnings (loss) per common share – weighted average number of common shares	109,943,961	89,490,789

Effect of dilutive securities
Stock options	2,837,519	1,783,914
Warrants	5,255,720	2,011,863
Convertible preferred shares	19,769,648	—

Effect of dilutive securities	27,862,887	3,795,777

Dilutive potential common shares	137,806,848	93,286,566

Denominator for dilutive impact per common share – adjusted weighted number of shares	137,806,848	89,490,789
Basic earnings (loss) from continuing operations per common share	$0.52	$(0.05)
Diluted earnings (loss) from continuing operations per common share	$0.41	$(0.05)

Basic earnings (loss) per common share	$(0.07)	$(0.33)
Diluted earnings (loss) per common share	$(0.07)	$(0.33)

For the year ended December 31, 2013, the diluted loss per share was the same as the basic net loss per share since the dilutive effect of stock options and warrants was not included in the calculation; otherwise the effect would have been anti-dilutive. Accordingly, the diluted loss per share for the period was calculated using the basic weighted average number of common shares outstanding.

34. SALE OF WAGERLOGIC MALTA HOLDINGS LTD.

On February 11, 2014, the Corporation announced that pursuant to a Share Purchase Agreement dated November 27, 2013, one of its subsidiaries has completed the previously announced sale to Goldstar Acquisitionco Inc. of all of the issued and outstanding shares of WagerLogic Malta Holdings Ltd. for $70 million, less a closing working capital adjustment satisfied through cash consideration of $52.50 million and a vendor take-back in the form of a promissory note of $10 million, bearing interest at 6.0% per annum payable semi-annually in arrears starting in the second year following the closing date and due on the fourth anniversary of the closing date.

Subsidiaries of Amaya supply WagerLogic with services to the InterCasino Business pursuant to a services agreement.

The Share Purchase Agreement includes an earn out agreement pursuant to which the Corporation thereunder may receive additional cash consideration of up to US$20 million payable on the first and second anniversary date from closing based on the achievement of certain revenue targets, as well as a minimum revenue guarantee agreement pursuant to which the Corporation, in the first two years following the closing, may pay cash consideration of up to US$19 million annually if certain revenue targets are not achieved by the InterCasino Business. The Corporation has estimated a provision for the minimum revenue guarantee to be USD$36.27 million ($42.08 million CAD), of which (i) USD $20.61 million ($23.92 million CAD) is recorded in Provisions (see note 15); (ii) USD $5.63 million ($6.53 million CAD) was offset against the promissory note of $10 million CAD; (iii) USD $6.28 million ($7.29 million CAD) was paid, and, (iv) USD $ 3.75 million ($4.35 million CAD) was included in accounts payable. No earn out was received or receivable by the Corporation at December 31, 2014. The resulting gain on sale of Wagerlogic of $19.56 million was presented in net earnings from continuing operations.

35. SUBSEQUENT EVENTS

Normal Course Issuer Bid

On February 13, 2015, Amaya announced that the Toronto Stock Exchange (the “TSX”) approved its notice of intention to make a normal course issuer bid (“2015 NCIB”) to purchase for cancellation up to 6,644,737 common shares, representing approximately 5% of Amaya’s issued and outstanding as of January 26, 2015. The Corporation may purchase the common shares at prevailing market prices and by means of open market transactions through the facilities of the TSX or by such other means as may be permitted by the TSX rules and policies. The Corporation will determine in its sole discretion from time to time the actual number of common shares that it will purchase and the timing of any such purchases. In accordance with the applicable TSX rules, daily purchases under the 2015 NCIB may not exceed 161,724 common shares, representing 25% of the average daily trading volume of the common shares for the six-month period ending on January 31, 2015, and the Corporation may make, once per calendar week, a block purchase of common shares not owned, directly or indirectly, by insiders of Amaya that exceeds the daily repurchase restriction. The 2015 NCIB commenced on February 18, 2015 and will remain in effect until the earlier of February 17, 2016 or the date on which the Corporation has purchased the maximum number of common shares permitted under the 2015 NCIB. As of March 30, 2015, the Corporation has not purchased any common shares pursuant to the 2015 NCIB. Amaya is making the 2015 NCIB because it believes that, from time to time, the prevailing market price of its common shares may not reflect the underlying value of the Corporation, and that purchasing common shares for cancellation will increase the proportionate interest of, and be advantageous to, all remaining shareholders.

Cross Currency Swap

On March 16, 2015, Amaya announced that it entered into cross currency swap agreements (the “Swap Agreements”) that it anticipates will result in lower interest payments on existing debt and mitigate the impact of fluctuations in the Euro to USD exchange rate. The Swap Agreements allow for the creation of synthetic Euro-denominated debt with fixed Euro interest payments at an average rate of 4.6016% (a simple average of the different interest rates for the various Swap Agreements) to replace the USD interest payments bearing a minimum floating interest rate of 5.0% (USD 3 month LIBOR plus a 4.0% margin, with a LIBOR floor of 1.0%) related to the USD$1.75 billion seven-year first lien term loan secured by Amaya on August 1, 2014 to finance a portion of the Rational Group Acquisition. The interest and principal payments for the Swap Agreements, which mature in five years, will be made at a Euro to USD forex rate of 1.1102 on USD notional amounts of $1.74125 billion.

Sale of Cadillac Jack

On March 30, 2015, Amaya announced that it entered into a definitive agreement to sell Cadillac Jack (the “CJ Sale”) for approximately $476 million comprising cash consideration of $461 million, subject to adjustment, and a $15 million payment-in-kind note, bearing interest at 5.0% per annum and due on the eighth anniversary of the closing date. Subject to receipt of gaming regulatory and antitrust approvals and other customary closing conditions, Amaya anticipates closing the CJ Sale in 2015. Amaya anticipates using the net proceeds from the CJ Sale primarily for deleveraging, including the repayment of the Credit Facilities, Senior Facility and Mezzanine Facility (each as defined below). There can be no assurance as to if and when the CJ Sale will occur.

36. COMPARATIVE INFORMATION

Non-material prior year reclassifications have been made to the consolidated financial statements and notes thereto to conform with the current year presentation.